SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          Pre-Effective Amendment No. 1

                                    FORM S-6

                               File No. 333-84121

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                               N-8B-2 (811-09515)

A.         Exact name of trust:       American Enterprise Variable Life Account

B.         Name of depositor:        AMERICAN ENTERPRISE LIFE INSURANCE COMPANY

C.         Complete address of depositor's principal executive offices:

D.         Name and complete address of agent for service:

                  Mary Ellyn Minenko, Esq.
                  IDS Life Insurance Company
                  IDS Tower 10
                  Minneapolis, MN 55440-0010

E.         Title of securities being registered:

                  Flexible Premium Variable Life Insurance Policy

F.         Approximate date of proposed public offering: as soon as practicable

It is proposed that this filing become effective November 18, 1999 or as soon as practicable.

[ ] immediately  upon filing pursuant to paragraph (b)
[ ] on (date) pursuant to paragraph  (b) or as soon as  practicable
[ ] 60 days after filing  pursuant to paragraph (a)(1)
[ ] on (date) pursuant to paragraph (a)(1) of Rule 485
[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

Prospectus


Nov. __, 1999


American Express Signature Variable Universal Life, a flexible premium variable life insurance policy

American Enterprise Variable Life Account

Issued by:          American Enterprise Life Insurance Company


                    Administrative Offices:


                    80 South Eighth Street
                    P.O. Box 534
                    Minneapolis, MN 55440-0534
                    Telephone: 800-333-3437


This prospectus contains information about the life insurance policy that you should know before investing. You also will receive prospectuses for the underlying funds that are investment options under your policy. Please read all prospectuses carefully and keep them for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this policy is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this policy involves investment risk including possible loss of principal.

Table of contents


The policy in brief
Purchasing your policy
Loads, fees and charges
Keeping the policy in force
The variable account
The funds
Rates of return of the subaccounts
The fixed account
Policy value
Policy value credits
Proceeds payable upon death
Transfers  between  the  fixed  account  and  subaccounts
Policy  loans
Policy surrenders
Optional insurance benefits
Payment of policy proceeds
Federal taxes
American   Enterprise  Life
Management  of  American   Enterprise  Life
Other information
Policy illustrations
Key terms

The policy in brief

Purchasing your policy: To apply, send a completed application and premium payment to American Enterprise Life's home office. You will need to provide medical and other evidence that the person you propose to insure (yourself or someone else) is insurable according to our underwriting rules before we can accept your application. (p.)

Right to examine policy: You may return your policy for any reason and receive a refund of your policy value, less indebtedness, plus any premium expense charges or monthly deductions taken by mailing us the policy and a written request for cancellation by the 20th day after you receive it. (p.)

Premiums: In applying for your policy, you state how much you intend to pay and whether you will pay quarterly, semiannually or annually. You may also make additional, unscheduled premium payments subject to certain limits. You cannot make premium payments on or after the insured's attained insurance age 100. We may refuse premiums in order to comply with the Internal Revenue Code of 1986, as amended (the Code). (p.)

Loads, fees and charges: You pay the following charges, either directly (such as deductions from your premium payments or from your policy value), or indirectly (as deductions from the underlying funds). These charges primarily compensate American Enterprise Life for administering and distributing the policy as well as paying policy benefits and assuming related risks:

     o Premium expense charge -- 3% deducted from each premium payment to cover some distribution expenses, state and local premium taxes, and federal taxes.

     o Monthly deduction -- charged against the value of your policy each month (prior to the insured's attained insurance age 100), covering the cost of insurance, cost of issuing the policy, administrative expenses and optional insurance benefits; includes a $7 per month administrative charge.

     o Surrender charge -- applies if you surrender your policy for its full cash surrender value, or the policy lapses, during the first 15 years and for 15 years after requesting an increase in the specified amount. The maximum surrender charge ranges from $6.84 to $57.75 per thousands of dollars of the initial specified amount and any increase in the specified amount and is based on the insured's age, sex and risk classification.

     o Partial surrender fee -- applies if you surrender part of the value of your policy; equals $25 or 2% of the amount surrendered, whichever is less.

     o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the subaccounts.

     o Fund expenses -- apply only to the underlying funds and consist of investment management fees, 12b-1 fees, taxes, brokerage commissions and nonadvisory expenses ranging from 0.65% to 2.01% in total expenses. (p.)

No lapse guarantee (NLG): A feature of the policy guaranteeing the policy will remain in force five policy years. The feature is in effect if you meet certain premium requirements. (p.)

Grace period: If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction and the no lapse guarantee is not in effect, you will have 61 days to pay a premium that raises the cash surrender value to an amount sufficient to pay the monthly deduction. If you don't, the policy will lapse. (p.)

Reinstatement: If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to American Enterprise Life and the payment of a sufficient premium. (p.)

Purpose: The purpose of the policy is to provide life insurance protection on the life of the insured and to build policy value. The policy provides a death benefit that we pay to the beneficiary upon the insured's death. As in the case of other life insurance policies, it may not be advantageous to purchase this policy as a replacement for, or in addition to an existing life insurance policy.

The policy allows you, as the owner, to allocate your net premiums, or transfer policy value, to:

        The variable account, consisting of subaccounts, each of which invests in a fund with a particular investment objective. You may direct premiums to any or all of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p.)

        The fixed account, which earns interest at rates that are adjusted periodically by American Enterprise Life. This rate will never be lower than 4.0%. (p.)

Policy value credits: Beginning in the 11th policy year and while this policy is in force, we will periodically apply a policy value credit to your policy value.

Proceeds payable upon death: Prior to the insured's attained insurance age 100, your policy's death benefit can never be less than the specified amount, unless you change that amount or your policy has outstanding indebtedness. The relationship between the policy value and the death benefit depends on which of two options you choose:

     o Option 1 level amount: The death benefit is the greater of the specified amount or a percentage of policy value.

     o Option 2 variable amount: The death benefit is the greater of the specified amount plus the policy value or a percentage of policy value.

You may change the death benefit option or specified amount within certain limits; doing so generally will affect policy charges.

On or after the insured's attained insurance age 100, the proceeds payable upon the death of the insured will be the cash surrender value.(p.)

Transfers between the fixed account and subaccounts: You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) You also can arrange for automated transfers among the fixed account and subaccounts. (p.)

Policy loans: You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit and policy value. A loan may have tax consequences if your policy lapses or you surrender it. (p.)

Policy surrenders: You may cancel this policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. (p.)

Exchange right: For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need do is transfer all of the policy value in the subaccounts to the fixed account.

Payment of policy proceeds: We will pay policy proceeds when you surrender the policy or the insured dies. You or the beneficiary may choose whether you want us to make a lump sum payment or payments under one or more of certain options. (p.)

Federal taxes: The death benefit is not considered part of the beneficiary's income and therefore is not subject to federal income taxes. When the proceeds are paid after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any proceeds you receive through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and also may be subject to an additional 10% IRS penalty tax if you are younger than 59 1/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p.)


Purchasing your policy

Application


To apply for coverage, complete an application and send it with your premium payment to American Enterprise Life's office. In your application, you:


     o   select a specified amount of insurance;
     o   select a death benefit option;
     o   designate a beneficiary; and
     o state how premiums are to be allocated among the fixed account and/or the subaccounts.

Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.

Age limit: American Enterprise Life generally will not issue a policy where the proposed insured is over the insurance age of 85. We may, however, do so at our sole discretion.

Risk classification: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, Fees and Charges" and "Optional insurance benefits").

Other conditions: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you.

Incontestability: American Enterprise Life will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the policy.

Right to examine policy


You may return your policy for any reason and receive a refund of policy value, less indebtedness, plus any premium expense charges or monthly deductions taken. To do so, you must mail or deliver the policy to American Enterprise Life's office or your sales representative with a written request for cancellation by the 20th day after you receive it. On the date your request is postmarked or received, the policy will immediately be considered void from the start.


Premiums

Payment of premiums:
In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, American Enterprise Life requires that you pay premiums sufficient to keep the NLG in effect in order to keep the policy in force.

You may schedule payments annually, semiannually or quarterly. (American Enterprise Life must approve payment at any other interval). We show this premium schedule in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the no lapse guarantee in effect.

You may also change the amount and frequency of scheduled premium payments by written request. American Enterprise Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.

Premium limitations:
You may make unscheduled premium payments at any time and in any amount of at least $25. American Enterprise Life reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 100.

Also, in order to receive favorable tax treatment under the Code, premiums you pay during the life of the policy must not exceed certain limitations. To comply with the Code, we can either refuse excess premiums as you pay them or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

Allocation of premiums:
As of the policy date, we will allocate the net premiums to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy Value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into a cash value, which we then convert into accumulation units of the second subaccount.

Loads, Fees and Charges

Policy charges compensate American Enterprise Life for:

     o providing the insurance  benefits of the policy;
     o issuing the policy;
     o administering  the policy;
     o assuming certain risks in connection with the policy; and
     o distributing the policy.

We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses.

Premium expense charge

We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the account(s) you have selected. The premium expense charge is 3% of each premium payment. It partially compensates American Enterprise Life for expenses of distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender charge" in the section "Loads, Fees and Charges", also may partially compensate these expenses.) It also compensates American Enterprise Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

Monthly deduction

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

     1.  the cost of insurance for the policy month;
     2.  the policy fee shown in your policy; and
     3. charges for any optional insurance benefits provided by rider for the policy month.

We explain each of the three components below.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis.

If the cash surrender value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the no lapse guarantee is in effect. (See "No lapse guarantee;" also "Grace period" and "Reinstatement" under the section "Keeping the Policy in Force").

Components of the monthly deduction:

1. Cost of insurance: primarily, the cost of providing the death benefit under your policy. It depends on:

     o   the amount of the death benefit;
     o   the policy value; and
     o   the statistical risk that the insured will die in a given period.

The cost of insurance for a policy month is calculated as:

                               [(a + b) x (c - d)]
                                      1000
where:

(a) is the monthly cost of insurance rate based on the insured's attained insurance age, sex (unless unisex rates are required by law) and risk classification. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.

We set the rates based on our expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the "Guaranteed Maximum Monthly Cost of Insurance Rates" shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.

(b) is any flat extra insurance charges we assess as a result of special underwriting considerations.

(c) is the death benefit on the monthly date divided by 1.0032737 (which reduces American Enterprise Life's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%).

(d) is the policy value on the monthly date. At this point, the policy value has been reduced by the policy fee, and any charges for optional riders.

2. Administrative charge: $7 per month. This charge reimburses American Enterprise Life for expenses of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records; and of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners.

3. Optional insurance benefit charges: charges for any optional benefits you add to the policy by rider. (See "Optional Insurance Benefits.)"

Surrender charge

If you surrender your policy or the policy lapses during the first 15 policy years and in the 15 years following an increase in specified amount, we will assess a surrender charge.

The surrender charge reimburses American Enterprise Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.

The surrender charge for the initial specified amount is shown in your policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The surrender charge for the initial specified amount will decrease annually until it is zero at the beginning of the 16th policy year. If you increase the specified amount, an additional surrender charge will apply. The additional surrender charge in a revised policy will be based on the insured's attained insurance age, sex, risk classification and the amount of the increase. The additional surrender charge will decrease annually until it is zero at the beginning of the 16th year following the increase.

The following example illustrates how we calculate the surrender charge for a male, insurance age 35 qualifying for nonsmoker rates. We assume the specified amount to be $100,000.

   Lapse or surrender
       during year               Surrender Charge

            1                        $1201.00
            2                         1120.93
            3                         1040.87
            4                          960.80
            5                          880.73
            6                          800.67
            7                          720.60
            8                          640.53
            9                          560.47
           10                          480.40
           11                          400.33
           12                          320.27
           13                          240.20
           14                          160.13
           15                           80.07
           16+                            0

The amounts shown decrease on an annual basis.

The maximum surrender charge is the rate from the table below multiplied by the number of thousands of dollars of initial specified amount. For example, a male age 20 with a nonsmoker risk classification and an initial specified amount of $50,000 will have a surrender charge per 1000 of $8.81 multiplied by 50 or $440.50. As another example, a female age 75 with a smoker risk classification and an initial specified amount of $5,000,000 will have a surrender charge per 1000 of $57.32 multiplied by 5,000 or $286,600.

                      Maximum Surrender Charge

          (Rate per Thousand of Initial specified amount)

                   nonsmoker     smoker     nonsmoker      smoker
      Age            male         male       female        female

       0             7.25         7.25        6.84          6.84
       1             7.20         7.20        6.81          6.81
       2             7.27         7.27        6.85          6.85
       3             7.33         7.33        6.91          6.91
       4             7.40         7.40        6.96          6.96
       5             7.48         7.48        7.03          7.03
       6             7.56         7.56        7.08          7.08
       7             7.64         7.64        7.15          7.15
       8             7.75         7.75        7.23          7.23
       9             7.84         7.84        7.29          7.29
       10            7.95         7.95        7.37          7.37
       11            8.07         8.07        7.47          7.47
       12            8.19         8.19        7.55          7.55
       13            8.31         8.31        7.64          7.64
       14            8.44         8.44        7.75          7.75
       15            8.57         8.57        7.84          7.84
       16            8.69         8.69        7.95          7.95
       17            8.83         8.83        8.05          8.05
       18            8.96         8.96        8.17          8.17
       19            9.09         9.09        8.29          8.29
       20            8.81         9.96        8.25          8.81
       21            8.93        10.13        8.39          8.96
       22            9.08        10.32        8.51          9.12
       23            9.23        10.52        8.64          9.29
       24            9.39        10.73        8.79          9.47
       25            9.55        10.96        8.95          9.65
       26            9.73        11.21        9.11          9.85
       27            9.93        11.48        9.27         10.05
       28           10.13        11.76        9.45         10.27
       29           10.36        12.07        9.64         10.51
       30           10.59        12.39        9.84         10.75
       31           10.84        12.73       10.05         11.00
       32           11.11        13.11       10.27         11.28
       33           11.39        13.49       10.51         11.56
       34           11.69        13.92       10.76         11.87
       35           12.01        14.36       11.01         12.19
       36           12.35        14.83       11.29         12.52
       37           12.71        15.32       11.59         12.88
       38           13.08        15.84       11.89         13.25
       39           13.48        16.40       12.21         13.64
       40           13.89        16.99       12.56         14.05
       41           14.35        17.60       12.92         14.48
       42           14.83        18.25       13.29         14.92
       43           15.32        18.95       13.69         15.39

                            Maximum Surrender Charge

                 (Rate per Thousand of Initial specified amount)

                   nonsmoker     smoker     nonsmoker      smoker
      Age            male         male       female        female
       44            15.85       19.67        14.11        15.88
       45            16.43       20.44        14.55        16.40
       46            17.03       21.25        15.01        16.93
       47            17.67       22.11        15.51        17.51
       48            18.33       23.01        16.03        18.11
       49            19.07       23.99        16.59        18.73
       50            19.83       25.00        17.17        19.40
       51            20.65       26.09        17.80        20.11
       52            21.53       27.25        18.45        20.85
       53            22.47       28.47        19.16        21.64
       54            23.47       29.76        19.91        22.47
       55            24.52       31.13        20.69        23.35
       56            25.65       32.57        21.53        24.27
       57            26.87       34.11        22.44        25.25
       58            28.15       35.72        23.40        26.31
       59            29.53       37.44        24.43        27.44
       60            31.01       39.28        25.55        28.65
       61            32.60       41.24        26.75        29.97
       62            34.29       43.33        28.04        31.39
       63            36.12       45.55        29.44        32.91
       64            38.07       47.89        30.93        34.53
       65            40.15       50.37        32.53        36.25
       66            42.37       52.99        34.25        38.09
       67            44.76       55.75        36.09        40.05
       68            47.33       57.75        38.08        42.17
       69            50.09       57.69        40.25        44.47
       70            53.08       57.63        42.63        46.97
       71            56.31       57.58        45.21        49.72
       72            57.41       57.55        48.04        52.72
       73            57.37       57.53        51.12        55.97
       74            57.33       57.53        54.47        57.38
       75            57.29       57.53        57.23        57.32
       76            57.24       57.53        57.14        57.26
       77            57.19       57.52        57.05        57.18
       78            57.11       57.48        56.94        57.09
       79            57.04       57.43        56.83        56.99
       80            56.97       57.39        56.73        56.90
       81            56.91       57.36        56.63        56.81
       82            56.88       57.36        56.56        56.74
       83            56.87       57.39        56.51        56.71
       84            56.89       57.42        56.46        56.69
       85            56.90       57.44        56.42        56.66

Partial surrender fee

If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less.) We guarantee that this fee will not increase for the duration of your policy.

Mortality and expense risk charge

This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts.

Computed daily, the charge compensates American Enterprise Life for:

     o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

     o   Expense risk -- the risk that the policy fee and the  surrender  charge
         (described   above)   may  be   insufficient   to  cover  the  cost  of
         administering the policy.

Any profit from the mortality and expense risk charge would be available to American Enterprise Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. American Enterprise Life will make up any further deficit from its general assets.

Fund expenses

The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below will help you understand the expenses that the funds pay.


Annual operating expenses of the funds
(as a percentage of average daily net assets)
                                                     Management          12b-1           Other
                                                     Fees                Fees            Expenses         Total
AXPSM Variable Portfolio - Blue Chip Advantage Fund  .56%                .13             .26              .95%11
AXPSM Variable Portfolio - Bond Fund                 .60%                .13             .07              .80%1
AXPSM Variable Portfolio - Capital Resource Fund     .59%                .13             .07              .79%1
AXPSM Variable Portfolio - Cash Management Fund      .50%                .13             .06              .69%1
AXPSM Variable Portfolio - Diversified Equity        .56%                .13             .26              .95%11
Income Fund
AXPSM Variable Portfolio - Extra Income Fund         .62%                .13             .09              .84%1
AXPSM Variable Portfolio - Federal Income Fund       .61%                .13             .14              .88%11
AXPSM Variable Portfolio - Growth Fund               .63%                .13             .19              .95%11
AXPSM Variable Portfolio - Managed Fund              .59%                .13             .04              .76%1
AXPSM Variable Portfolio - New Dimensions Fund       .61%                .13             .06              .80%1
AXPSM Variable Portfolio - Small Cap Advantage Fund  .79%                .13             .31             1.23%11
AIM V.I. Capital Appreciation Fund                   .62%                 --             .05              .67%2
AIM V.I. Capital Development Fund (after fee          --%                 --            1.21             1.21%3
waivers and expense reimbursements)
AIM V.I. Value Fund                                  .61%                 --             .05               .66%2
Alliance Premier Growth Portfolio (Class B)          .97%                .25             .09              1.31%4
Alliance Technology Portfolio (Class B)              .81%                .25             .14              1.20%4
Alliance U.S. Government/High Grade Securities       .60%                .25             .18              1.03%4
Portfolio (Class B)
Baron Capital Asset Fund  (after fee waivers and    1.00%                .25             .20              1.45%5
expense reimbursements)
Fidelity VIP III Growth & Income Portfolio           .49%                .10             .11               .70%1, 6
(Service Class)
Fidelity VIP III Mid Cap Portfolio (Service Class)   .59%                .10             .41              1.10%1, 6
Fidelity VIP Overseas Portfolio (Service Class)      .74%                .10             .13               .97%1, 6
(after expense reimbursements)
FT VIP Mutual Shares Securities Fund - Class 2       .74%                .25             .03              1.02%7
FT VIP Franklin Real Estate Fund - Class 2           .52%                .25             .02               .79%7
FT VIP Templeton International Smaller Companies    1.00%                .25             .10              1.35%7
Fund - Class 2
Goldman Sachs VIT Capital Growth Fund                .75%                --              .15               .90%



                                                     Management          12b-1           Other
                                                     Fees                Fees            Expenses         Total
Goldman Sachs VIT COREsm U.S. Equity Fund            .70%                 --             .10               .80%13
Goldman Sachs VIT Global Income Fund                 .90%                 --             .15              1.05%13
Goldman Sachs VIT International Equity Fund         1.00%                 --             .25              1.25%13
J.P. Morgan U.S. Disciplined Equity Portfolio        .35%                 --             .52               .87%8
(after fee waivers and expense reimbursements)
Lazard Retirement Equity Portfolio (after fee        .75%                .25             .25              1.25%9
waivers and expense reimbursements)
Lazard Retirement International Equity Portfolio     .75%                .25             .25              1.25%9
(after fee waivers and expense reimbursements)
MFS(R)New Discovery Series (after fee waivers and    .90%                 --             .27              1.17%10
expense reimbursements)
MFS(R)Research Series                                .75%                 --             .11               .86%2
MFS(R)Utilities Series                               .75%                 --             .26              1.01%2
Putnam VT Growth and Income Fund - Class IB Shares   .46%                .15             .04               .65%11
Putnam VT International Growth Fund - Class IB       .80%                .15             .27              1.22%11
Shares
Putnam VT International New Opportunities Fund -     1.18%               .15             .68              2.01%11
Class IB Shares
Royce Micro-Cap Portfolio (after fee waivers and     1.25%                --             .10              1.35%12
expense reimbursements)
Royce Premier Portfolio (after fee waivers and       1.00%                --             .35              1.35%12
expense reimbursements)
Wanger International Small Cap                       1.27%                --             .28              1.55%2
Wanger U.S. Small Cap                                 .96%                --             .06              1.02%2
Warburg Pincus Trust - Emerging Growth Portfolio      .84%                --             .41              1.25%14


1Annualized operating expenses (without reimbursement) for the period ended Dec. 31, 1998.
2Figures in "Management Fees," "Other Expenses" and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 1998.
3Had there been no fee waivers or expense reimbursements, expenses would have been: 0.75%, 0.00%, 5.05% and 5.80%, respectively.
4The fund's expense figures are based on estimated expenses (net of fee waivers and/or expense reimbursements) for the fiscal period ended Dec. 31, 1998.
5Fees are stated net of waivers and/or reimbursements. Absent fee waivers and/or reimbursements, the Management Fee, Other Expenses and Total as a percentage of average net assets for Baron Capital Asset Fund would be (1.00%, 6.62% and 7.62%).
6Fidelity Management & Research Company agreed to reimburse a portion of the class' expenses during the period. Without this reimbursement, the Management Fee, 12b-1 Fee, Other Expenses and Total as a percentage of average net assets for the following funds would have been, Fidelity VIP Growth and Income
Portfolio (0.49%, 0.10%, 0.12% and 0.71%), Fidelity VIP Overseas Portfolio (Service Class) (0.74%, 0.10%, 0.17% and 1.01%) and Fidelity VIP Mid Cap Portfolio (Service Class) (0.56%, 0.10%, 115.30% and 115.96%).
7The figure shown under Management Fees, combines both the Management and Portfolio Administration Fees. The Portfolio Administration Fee is a direct expense for the Templeton International Smaller Companies Fund and the Mutual Shares Securities Fund; the Franklin Real Estate Fund pays for similar services indirectly through the Management Fee. Because no Class 2 shares were issued as of Dec. 31, 1998, figures (other than Rule 12b-1 Fees) are based on the Portfolios' Class 1 actual expenses for the fiscal year ended Dec. 31, 1998 plus Class 2's annual Rule 12b-1 Fee of 0.25% (While the maximum amount payable under each Portfolio's Class 2 Rule 12b-1 Plan is 0.35% per year of the Portfolio's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.)
8Fees are stated net of waivers and/or reimbursements. Absent fee waivers and/or reimbursements, the Management Fee, Other Expenses and Total as a percentage of average net assets for J.P. Morgan U.S. Disciplined Equity Portfolio would be (0.35%, 1.08% and 1.43%). Effective July 1, 1999 current expenses were lowered to 0.85%.

9The portfolio's Investment Manager agrees to waive its fees and/or reimburse the portfolios through Dec. 31, 1999 to the extent total portfolio annual expenses exceed 1.25% of the portfolio's average daily net assets. Absent fee waivers and/or reimbursements, the Management Fee, 12b-1 Fee, Other Expenses and Total as a percentage of average net assets for fiscal year end Dec. 31, 1998 for the following portfolios would have been: Equity Portfolio (0.75%, 0.25%, 20.32% and 21.32%) and International Equity Portfolio (0.75%, 0.25%, 47.67% and 48.67%). Expenses are annualized for the International Equity Portfolio for the period Sep. 1 - Dec. 31, 1998 (commencement of operations through fiscal year end).
10Fees are stated net of waivers and/or reimbursements. Absent fee waivers and/or reimbursements, the Management Fee, Other Expenses and Total as a percentage of average net assets for MFS(R) New Discovery Series would have been (0.90%, 4.32% and 5.22%).
11Based on estimated expenses.
12Expense ratios are shown after fee waivers and expense reimbursements by the investment advisor. The expense ratios before the waivers and reimbursements would have been: Royce Micro-Cap Portfolio (1.25%, 1.34% and 2.59%) and Royce Premier Portfolio (1.00%, 6.05% and 7.05%).
13The Goldman Sachs VIT Capital Growth Fund's expenses are estimated due to the Fund being in existence for less than 10 months as of December 31, 1998. The Goldman Sachs VIT CORE U.S. Equity, Global Income and International Equity Funds' expenses are based on actual expenses for fiscal year ended December 31, 1998. The Investment Advisers to the Goldman Sachs VIT Capital Growth, CORE U.S. Equity, Global Income and International Equity Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15%, 0.10%, 0.15% and 0.25% per annum of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the "Other Expenses" and "Total Expenses" for the Goldman Sachs VIT Capital Growth, CORE U.S. Equity, Global Income and International Equity Funds would be 1.03% and 1.78%, 2.13% and 2.83%, 2.40% and 3.30% and 1.97% and 2.97% respectively. The reductions or limits may be disconnected or modified by the investment advisers in their discretion at any time.
14Fees are estimated net ofwaivers and/or reimbursements for the fiscal year ended December 31, 1999. Fee waivers and/or reimbursements may be discontinued at any time. Absent waivers and/or reimbursements, the management fee, 12b-1 fee, other expenses and total as a percentage of average assets would be (0.90%, 0.00%, 0.51% and 1.41%).


American Enterprise Life has entered into certain arrangements under which it is compensated by the funds' advisors and/or distributors for the administrative services it provides to these funds.

Other information on charges
American Enterprise Life may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Keeping the policy in force

No lapse guarantee


The NLG provides that your policy will remain in force for five policy years even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:


     o   the sum of premiums paid; minus
     o   partial surrenders; minus
     o   outstanding indebtedness; equals or exceeds
     o   the minimum monthly premiums due since the policy date.

The minimum monthly premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the NLG in effect, the no lapse guarantee will terminate. In addition, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

Grace period

If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.

American Enterprise Life will mail a notice to your last known address, requesting payment of the premium needed to keep the policy in force. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal Taxes.") If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

Reinstatement

Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, American Enterprise Life will require:

     o   a written request;
     o evidence satisfactory to American Enterprise Life that the insured remains insurable;
     o   payment of the required  reinstatement premium; and
     o   payment or reinstatement of any indebtedness.

The reinstatement premium is the required premium to reinstate the policy.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (see "Proceeds Payable upon Death") will apply from the effective date of reinstatement (except in Georgia, Nebraska, Oklahoma, Pennsylvania, South Carolina, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

The variable account


We established the variable account on July 15, 1987 under Indiana law. It is registered as a single unit investment trust under the Investment Company Act of 1940. The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. This registration does not involve any Securities and Exchange Commission (SEC) supervision of the account's management or investment practices or policies.


The variable account meets the definition of a separate account under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. State insurance law provides that we will not charge a variable subaccount with liabilities of any other subaccount or of any other business conducted by American Enterprise Life. At all times, American Enterprise Life will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all policies participating in the subaccount.

The U.S. Treasury and the IRS indicated they may provide additional guidance on investment control. This concerns how many subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the owner would be currently taxed on income earned within subaccount assets. We do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

The funds


You can direct your premiums to any or all of the subaccounts of the variable account that invest in shares of the following funds:


------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Investment Advisor or
  Subaccount    Investing in                Investment Objectives and Policies                   Manager
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPBCA      AXPSM Variable Portfolio -  Objective: long-term total return exceeding that of  IDS Life Insurance Company
                Blue Chip Advantage Fund    the U.S. stock market. Invests primarily in common   (IDS Life), investment
                                            stocks of companies included in the unmanaged S&P    manager; American Express
                                            500 Index.                                           Financial Corporation
                                                                                                 (AEFC) investment advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPBND      AXPSM Variable Portfolio -  Objective: high level of current income while        IDS Life, investment
                Bond Fund                   conserving the value of the investment for the       manager; AEFC investment
                                            longest time period. Invests primarily in            advisor.
                                            investment-grade bonds.

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPCPR      AXPSM Variable Portfolio -  Objective: capital appreciation. Invests primarily   IDS Life, investment
                Capital Resource Fund       in U.S. common stocks.                               manager; AEFC investment
                                                                                                 advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPCMG      AXPSM Variable Portfolio -  Objective: maximum current income consistent with    IDS Life, investment
                Cash Management Fund        liquidity and conservation of capital. Invests in    manager; AEFC investment
                                            money market securities.                             advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPDEI      AXPSM  Variable  Portfolio - Objective:  a high level of current income and, as a IDS Life, investment
                Diversified Equity Income    secondary goal, steady growth of capital.  Invests   manager; AEFC investment
                Fund                         primarily  in   dividend-paying   common  and        advisor.
                                             preferred stocks.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPEXI      AXPSM Variable Portfolio -  Objective: high current income, with capital growth  IDS Life, investment
                Extra Income Fund           as a secondary objective. Invests primarily in       manager; AEFC investment
                                            long-term, high-yielding, high-risk debt securities  advisor.
                                            below investment grade issued by U.S. and foreign
                                            corporations.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPFIF      AXPSM Variable Portfolio -  Objective: a high level of current income and        IDS Life, investment
                Federal Income Fund         safety of principal consistent with an investment    manager; AEFC investment
                                            in U.S. government and government agency             advisor.
                                            securities. Invests primarily in debt obligations
                                            issued or guaranteed as to principal and interest
                                            by the U.S. government, its agencies or
                                            instrumentalities.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPGRO      AXPSM Variable Portfolio -  Objective: long-term capital growth. Invests         IDS Life, investment
                Growth Fund                 primarily in common stocks and securities            manager; AEFC investment
                                            convertible into common stocks that appear to offer  advisor.
                                            growth opportunities.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPMGD      AXPSM Variable Portfolio -  Objective: maximum total investment return through   IDS Life, investment
                Managed Fund                a combination of capital growth and current income.  manager; AEFC investment
                                            Invests primarily in stocks, convertible             advisor.
                                            securities, bonds and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPNDM      AXPSM Variable Portfolio -  Objective: long-term growth of capital. Invests      IDS Life, investment
                New Dimensions Fund         primarily in common stocks of U.S. and foreign       manager; AEFC investment
                                            companies showing potential for significant growth.  advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPSCA      AXPSM Variable Portfolio -  Objective: long-term capital growth. Invests         IDS Life, investment
                Small Cap Advantage Fund    primarily in common stocks of small companies that   manager; AEFC investment
                                            are often included in the S&P SmallCap 600 Index or  advisor.
                                            the Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------
     VACAP      AIM V.I. Capital            Objective: growth of capital. Invests primarily in   A I M Advisors, Inc.
                Appreciation Fund           common stocks, with emphasis on medium- and
                                            small-sized growth companies.
------------------------------------------------------------------------------------------------------------------------------
     VACDV      AIM V.I. Capital            Objective: long-term growth of capital. Invests      A I M Advisors, Inc.
                Development Fund            primarily in securities (including common stocks,
                                            convertible securities and bonds) of small- and
                                            medium-sized companies.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VAVAL      AIM V.I. Value Fund         Objective: long-term growth of capital with income   A I M Advisors, Inc.
                                            as a secondary objective. Invests primarily in
                                            equity securities judged to be undervalued relative
                                            to the investment advisor's appraisal of the
                                            current or projected earnings of the companies
                                            issuing the securities, or relative to current
                                            market values of assets owned by the companies
                                            issuing the securities, or relative to the equity
                                            market generally.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VAPGR      Alliance Premier Growth     Objective: growth of capital by pursuing aggressive  Alliance Capital
                Portfolio (Class B)         investment policies. Invests primarily in equity     Management, L.P.
                                            securities of a limited number of large, carefully
                                            selected, high-quality U.S. companies that are
                                            judged likely to achieve superior earnings growth.
                                            As a matter of fundamental policy, the Portfolio
                                            normally invests at least 85% of its total assets
                                            in the equity securities of U.S. companies.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VATEC      Alliance Technology         Objective: growth of capital. Current income is      Alliance Capital
                Portfolio (Class B)         incidental to the Portfolio's objective. Invests     Management, L.P.
                                            primarily in securities of companies
                                            expected     to     benefit     from
                                            technological      advances      and
                                            improvements. The Portfolio's policy
                                            is to  invest  in  any  company  and
                                            industry and in any type of security
                                            with     potential    for    capital
                                            appreciation.    It    invests    in
                                            well-known and established companies
                                            and new and unseasoned companies.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VAUGH      Alliance U.S.               Objective: high level of current income consistent   Alliance Capital
                Government/High Grade       with preservation of capital. Invest primarily in    Management, L.P.
                Securities Portfolio        (1) U.S. Government securities and (2) other
                (Class B)                   high-grade debt securities rated AAA, AA, A by S&P,
                                            Duff & Phelps or Fitch,  Aaa,  Aa or
                                            A, by Moody's,  or, if  unrated,  of
                                            equivalent  quality.  As a matter of
                                            fundamental  policy,  the  Portfolio
                                            invests  at least  65% of its  total
                                            assets in these types of securities.
                                            The  Portfolio  may invest up to 35%
                                            of its total  assets  in  investment
                                            grade or corporate  debt  securities
                                            and CMOs.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VBCAS      Baron Capital Asset Fund    Objective: capital appreciation. Invests primarily   BAMCO, Inc.
                                            in securities of small and medium sized companies
                                            with undervalued assets or favorable growth
                                            prospects.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VFGRI      Fidelity VIP III Growth &   Objective: high total return through a combination      Fidelity  Management
                & Income Portfolio (Service of current  income  and  capital  appreciation. Invests Research Company (FMR),
                Class)                      primarily in common stocks with a focus on those        investment manager; FMR
                                            that pay current dividends and show potential for       U.K. and FMR Far East,
                                            capital appreciation.                                  sub-investment advisors.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VFMDC      Fidelity VIP III Mid Cap    Objective: long-term growth of capital. Invests      FMR, investment manager;
                Portfolio (Service Class)   primarily in medium market capitalization common     FMR U.K. and FMR Far East,
                                            stocks.                                              sub-investment advisors.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VFOVS      Fidelity VIP Overseas       Objective: long-term growth of capital. Invests      FMR, investment manager;
                Portfolio (Service Class)   primarily in common stocks of foreign securities.    FMR U.K., FMR Far East,
                                                                                                 Fidelity International
                                                                                                 Investment Advisors
                                                                                                 (FIIA)and FIIA U.K.,
                                                                                                 sub-investment advisors.



------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

     VFMSS      FT VIP Mutual Shares        Objective: capital appreciation with income as a     Franklin Mutual Advisers,
                Securities Fund - Class 2   secondary goal. Invests primarily in equity          LLC
                                            securities  of  companies  that  the
                                            manager  believes  are  available at
                                            market prices less than their actual
                                            value based on certain recognized or
                                            objective    criteria     (intrinsic
                                            value).
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VFRES      FT VIP Franklin Real        Objective: capital appreciation with a secondary     Franklin Advisers, Inc.
                Estate Fund - Class 2       goal to earn current income. Invests primarily in
                                            securities of companies operating in
                                            the real estate industry,  primarily
                                            equity real estate investment trusts
                                            (REITS).
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VFISC      FT VIP Templeton            Objective: long-term capital appreciation. Invests   Templeton Investment
                International Smaller       primarily in equity securities of smaller companies  Counsel, Inc.
                Companies Fund - Class 2    located outside the U.S., including in emerging
                                            markets.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VGCPG      Goldman Sachs VIT Capital   Objective: long-term growth of capital. Invests      Goldman Sachs Asset
                Growth Fund                 primarily in equity securities considered by the     Management
                                            Investment Advisor to have long-term
                                            capital appreciation potential.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VGCUS      Goldman Sachs VIT COREsm    Objective: long-term growth of capital and dividend  Goldman Sachs Asset
                U.S. Equity Fund            income. Invests primarily in a broadly diversified   Management
                                            portfolio of large-cap and blue chip equity
                                            securities representing all major sectors of the
                                            U.S. economy.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VGGLI      Goldman Sachs VIT Global    Objective: high total return, emphasizing current    Goldman Sachs Asset
                Income Fund                 income, and, to a lesser extent, providing           Management International
                                            opportunities for capital appreciation. Invests
                                            primarily in a portfolio of high quality
                                            fixed-income securities of U.S. and foreign issuers
                                            and enters into transactions in foreign currencies.

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VGINE      Goldman Sachs VIT           Objective: long-term capital appreciation. Invests   Goldman Sachs Asset
                International Equity Fund   primarily in equity securities of companies that     Management International
                                            are organized outside the U.S., or whose securities
                                            are principally traded outside the U.S.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VJUDE      J.P. Morgan U.S.            Objective: provide high total return from a          J.P. Morgan
                Disciplined Equity          portfolio of selected equity securities through a
                Portfolio                   disciplined management approach. Invests primarily
                                            in large- and medium-capitalization U.S. companies.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VLREQ      Lazard Retirement Equity    Objective: long-term capital appreciation. Invests   Lazard Asset Management
                Portfolio                   primarily in equity securities, principally common
                                            stocks  of  relatively   large  U.S.
                                            companies  (those whose total market
                                            value is more than $1 billion)  that
                                            the Investment  Manager believes are
                                            undervalued based on their earnings,
                                            cash flow or
                                            asset values.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VLRIE      Lazard Retirement           Objective: long-term capital appreciation. Invests   Lazard Asset Management
                International Equity        primarily in equity securities, principally common
                Portfolio                   stocks of relatively large non-U.S. companies
                                            (those whose total market value is more than $1
                                            billion) that the Investment Manager believes are
                                            undervalued based on their earnings, cash flow or
                                            asset values.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VMNDS      MFS(R) New Discovery Series Objective: capital appreciation. Invests primarily   MFS Investment
                                            in equity securities of emerging growth companies.   Management(R)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

     VMRES      MFS(R) Research Series      Objective: long-term growth of capital and future    MFS Investment
                                            income. Invests primarily in common stocks and       Management(R)
                                            related securities that have favorable prospects
                                            for long-term growth, attractive valuations based
                                            on current and expected earnings or cash flow,
                                            dominant or growing market share, and superior
                                            management.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VMUTS      MFS(R) Utilities Series     Objective: capital growth and current income.        MFS Investment
                                            Invests primarily in equity and debt securities of   Management(R)
                                            domestic and foreign companies in the utilities
                                            industry.

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPGRI      Putnam VT Growth and        Objective: capital growth and current income.        Putnam Investment
                Income Fund -- Class IB     Invests primarily in common stocks that offer        Management, Inc.
                Shares                      potential for capital growth, current income or
                                            both.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPIGR      Putnam VT International     Objective: capital appreciation. Invests primarily   Putnam Investment
                Growth Fund -- Class IB     in equity securities of companies located in         Management, Inc.
                Shares                      countries other than the United States.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VPINO      Putnam VT International     Objective: long-term capital appreciation by         Putnam Investment
                New Opportunities Fund --   investing in companies that have above-average       Management, Inc.
                Class IB Shares             growth prospects due to the fundamental growth of
                                            their market sector. Invests primarily in growth
                                            stocks issued by companies outside the United
                                            States.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VRMCC      Royce Micro-Cap Portfolio   Objective: long-term growth of capital. Invests      Royce & Associates, Inc.
                                            primarily in a broadly diversified portfolio of
                                            equity securities issued by micro-cap companies
                                            (companies with stock market capitalizations below
                                            $300 million).
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VRPRM      Royce Premier Portfolio     Objective: long-term growth of capital with current  Royce & Associates, Inc.
                                            income  as  a  secondary  objective.
                                            Invests   primarily   in  a  limited
                                            number of equity  securities  issued
                                            by small companies with stock market
                                            capitalization  between $300 million
                                            and $1.5 billion.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VWISC      Wanger International Small  Objective: long-term growth of capital. Invests      Wanger Asset Management,
                Cap                         primarily in stocks of small- and medium-sized       L.P.
                                            non-U.S. companies.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VWUSC      Wanger U.S. Small Cap       Objective: long-term growth of capital. Invests      Wanger Asset Management,
                                            primarily in stocks of small- and medium-sized U.S.  L.P.
                                            companies.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     VWTEG      Warburg Pincus Trust        Objective: maximum capital appreciation. Invests     Credit Suisse Asset
                Emerging Growth Portfolio   primarily in equity securities of small - or medium  Management, LLC.
                                            -sized U.S. emerging-growth companies.
------------------------------------------------------------------------------------------------------------------------------

Fund objectives

The investment objectives and policies of some of the funds are similar to the investment objectives and policies of other mutual funds that the investment advisor or its affiliates manage. Although the objectives and policies may be similar, each fund will have its own portfolio holdings and its own fees and expenses. Accordingly, each fund will have its own investment results.

The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable life insurance policies. Some funds also are available to serve as investment options for variable annuities and qualified plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or qualified plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, life insurance policy owners and qualified plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and qualified plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the fund prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and qualified plan accounts.


Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

Relationship between funds and subaccounts

Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge to the extent necessary to make death benefit or other payments under the policy.



Rates of return of subaccounts:
Average annual rates of return in the following table reflect all charges incurred by the funds and charges against the subaccounts (including the mortality and expense risk charge.) The rates do not reflect the premium expense charge, surrender charge or monthly deduction. If these charges were reflected, the illustrated rates of return would have been lower.

Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. Currently, we do not provide any performance information since commencement of the subaccounts, because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time which, it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.


                  Subaccount performance since commencement date of the Fund as of 12/31/98

                                              1 year   5 years 10 years or since
  Subaccount    Investing in                                       commencement

     VPBCA      AXPSM Variable Portfolio -       -          -            -
                Blue Chip Advantage
                Fund (9/99)*

     VPBND      AXPSM Variable Portfolio -      0.95%      6.20%        8.34%
                Bond Fund (10/81)*

     VPCPR      AXPSM Variable Portfolio -     23.01       15.52       14.78
                Capital Resource Fund
                (10/81)*

     VPCMG      AXPSM Variable Portfolio -      4.56       4.36         4.76
                Cash Management Fund (10/81)*

     VPDEI      AXPSM Variable Portfolio -       -          -             -
                Diversified Equity Income
                Fund (9/99)*

     VPEXI      AXPSM Variable Portfolio -     -5.27        -           4.30
                Extra Income Fund (5/96)*

     VPFIF      AXPSM Variable Portfolio -       -          -             -
                Federal Income Fund (9/99)*

     VPGRO      AXPSM Variable Portfolio -       -          -             -
                Growth Fund (9/99)*

     VPMGD      AXPSM Variable Portfolio -     14.76      12.91         13.54
                Managed Fund (4/86)*

     VPNDM      AXPSM Variable Portfolio -     27.49        -           23.18
                New Dimensions Fund
                (5/96)*

     VPSCA      AXPSM Variable Portfolio -       -          -             -
                Small Cap Advantage
                Fund (9/99)*

     VACAP      AIM V.I. Capital               18.25      16.18         17.69
                Appreciation Fund (5/93)*

     VACDV      AIM V.I. Capital Development     -          -           -8.101
                Fund (5/98)*

     VAVAL      AIM V.I. Value Fund (5/93)*    31.19      20.61         20.79

     VAPGR      Alliance Premier Growth          -          -             -
                Portfolio (Class B) (7/99)**

     VATEC      Alliance Technology              -          -             -
                Portfolio (Class B) (9/99)**

     VAUGH      Alliance U.S.                    -          -             -
                Government/High Grade
                Securities Portfolio
                (Class B) (6/99)**

     VBCAS      Baron Capital Asset Fund         -          -           33.441
                (10/98)*

     VFGRI      Fidelity VIP III Growth &      28.11        -           27.88
                Income Portfolio (Service
                Class) (12/96)*

     VFMDC      Fidelity VIP III Mid Cap         -        -              3.091
                Portfolio (Service Class)
                (12/98)*

     VFOVS      Fidelity VIP Overseas           5.53      6.83           7.48
                Portfolio (Service Class)
                (12/87)*

     VFMSI      FT VIP Mutual Shares           -0.84        -            8.62
                Securities Fund - Class 2
                (11/96)*3

     VFRES      FT VIP Franklin Real Estate    -17.57     9.04           9.31
                Fund - Class 2 (1/89)*3

     VFISC      FT VIP  Templeton              -12.99       -           -1.91
                International Smaller
                Companies Fund - Class 2
                (5/96)*3

     VGCPG      Goldman Sachs VIT Capital        -          -           12.721
                Growth Fund (4/98)*

     VGCUS      Goldman Sachs VIT CORESM         -          -           13.711
                U.S. Equity Fund
                (2/98)*

     VGGLI      Goldman Sachs VIT Global         -          -            7.351
                Income Fund (1/98)*

     VGINE      Goldman Sachs VIT                -          -           19.031
                International Equity Fund
                (1/98)*

     VJUDE      J.P. Morgan U.S. Disciplined   21.69        -           24.90
                Equity Portfolio (12/94)*

     VLREQ      Lazard Retirement Equity         -          -           10.101
                Portfolio (3/98)*

     VLRIE      Lazard Retirement                -          -           11.971
                International Equity
                Portfolio
                (9/98)*

     VMNDS      MFS(R)New Discovery Series        -          -           1.581
                (5/98)*

     VMRES      MFS(R)Research Series (7/95)*   22.29        -          21.51

     VMUTS      MFS(R)Utilities Series (1/95)*  17.02        -          24.27

     VPGRI      Putnam VT Growth and Income     14.39      18.58        15.26
                Fund -- Class IB Shares
                (2/88)*2

     VPIGR      Putnam VT International         17.40        -          16.23
                Growth Fund -- Class IB
                Shares (1/97)*2

     VPINO      Putnam VT International New     14.45       -           6.411
                Opportunities Fund -- Class
                IB Shares (1/97)*2

     VRMCC      Royce Micro-Cap Portfolio       3.04        -           11.27
                (12/96)*

     VRPRM      Royce Premier Portfolio         7.85        -           11.88
                (12/96)*

     VWISC      Wanger International Small     15.29        -           20.32
                Cap (5/95)*

     VWUSC      Wanger U.S. Small Cap (5/95)*   7.71        -           25.74

     VWTEG      Warburg Pincus Trust             -          -             -
                Emerging Growth Portfolio
                (9/99)*

*(Commencement  date of the fund)
**(Commencement  of  distribution  of Class B shares)
1These numbers are YTD as of 12/31/98, not annualized.
2Performance information for Class IB shares are based on Class IA shares adjusted to reflect payments made under the Class IB distribution Plan.
3Standardized performance for Class 2 shares reflects a blended figure, combining: (a) for periods prior to Class 2's inception of 1/6/99, historical results of Class 1 shares; and (b) for periods after 1/6/99, Class 2's results reflecting an additional 12b-1 fee expense which also affects all future performance. Blended figures assume reinvestment of dividends and capital gains.


The fixed account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers between the Fixed Account and Subaccounts").

The fixed account is the general investment account of American Enterprise Life. It includes all assets owned by American Enterprise Life other than those in the variable account and other separate accounts. Subject to applicable law, American Enterprise Life has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, American Enterprise Life guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4.0%, independent of the actual investment experience of the account. American Enterprise Life bears the full investment risk for amounts allocated to the fixed account. American Enterprise Life is not obligated to credit interest at any rate higher than 4.0%, although we may do so at our sole discretion.

We will not credit interest in excess of 4.0% on any portion of policy value in the fixed account against which you have a policy loan outstanding.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Policy value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

Fixed account value

The value in the fixed account on the policy date (when the policy is issued) equals:

     o the portion of your initial net premium allocated to the fixed account; minus
     o the portion of the monthly deduction for the first policy month allocated to the fixed account.

On any later date, the value in the fixed account equals:

     o   the value on the previous monthly date; plus
     o net premiums allocated to the fixed account since the last monthly date; plus
     o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
     o   accrued interest on all of the above; plus
     o   any policy value credit allocated to the fixed account; minus
     o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
     o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
     o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
     o any portion of the monthly deduction for the coming month allocated to the fixed account if the date of calculation is a monthly date.

Subaccount values

The value in each subaccount changes daily, depending on the investment performance of the funds in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You as owner bear the entire investment risk.

Calculation of subaccount value: The value of each subaccount on the policy date equals:

     o the  portion of your  initial net premium  allocated  to the  subaccount;
       minus
     o the portion of the monthly deduction for the first policy month allocated to that subaccount.

The value on each subaccount on each valuation date equals:

     o   the value of the subaccount on the preceding valuation date, multiplied
         by  the  net  investment   factor  for  the  current  valuation  period
         (explained below); plus
     o net premiums received and allocated to the subaccount during the current valuation period; plus
     o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; plus
     o   any policy value credit allocated to the subaccounts; minus
     o any transfers from the subaccount including loan transfers during the current valuation period; minus
     o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
     o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: We convert the policy value allocated to each subaccount into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, we credit a certain number of accumulation units to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, we subtract a certain number of accumulation units.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they are related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying funds, and on certain charges. Here is how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current accumulation unit value for each subaccount equals the last accumulation unit value times the current net investment factor.

Net investment factor: We determine the net investment factor at the end of each valuation period. This factor equals

                                         (a divided by b) - c
where:

(a) equals:

     o   net asset value per share of the fund; plus
     o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus
     o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

     o net asset value per share of the fund at the end of the preceding valuation period; plus
     o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, Fees and Charges" above.

Factors that affect subaccount accumulation units:

Accumulation units of each subaccount may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

     o    additional premiums allocated to the subaccount;
     o    transfers into or out of the  subaccount;
     o    partial  surrenders  and partial  surrender  fees;
     o    surrender charges;
     o    pro rata portions of the monthly deductions;  and/or
     o    policy value credits.

Accumulation unit values will fluctuate due to:

     o    changes in underlying fund's net asset value;
     o    dividends  distributed to the  subaccount;
     o    capital  gains or losses of  underlying  fund;
     o    fund operating expenses; and/or
     o    mortality and expense risk fees.


Policy Value Credits

Beginning in the 11th policy year and while this policy is in force, we will periodically apply a policy value credit to your policy value.

On an annual basis, the policy value credit is an amount determined by multiplying (a) times (b) where:

        (a) is the policy value credit percentage at the time the calculation is made; and
        (b) is the policy value less indebtedness at the time the calculation in made.

We reserve the right to calculate and apply the policy value credit on a quarterly or monthly basis.

The policy value credit amount will be applied to the policy value on a pro-rata basis.


Proceeds payable upon death

We will pay a benefit to the beneficiary of the policy when the insured dies.

If that death is prior to the insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option (described below) that you have selected, less any indebtedness.

If the insured's death is on or after the attained insurance age 100, the amount payable is the cash surrender value.

Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

     o   the specified amount on the date of the insured's death; or
     o the applicable percentage of the policy value on the date of the insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table below.)

Applicable percentage table

Insured's attained         Applicable        Insured's attained    Applicable
insurance age              percentage of     insurance age         percentage of
                           policy value                            policy value

40 or younger              250%                  61                    128%
41                         243                   62                    126
42                         236                   63                    124
43                         229                   64                    122
44                         222                   65                    120
45                         215                   66                    119
46                         209                   67                    118
47                         203                   68                    117
48                         197                   69                    116
49                         191                   70                    115
50                         185                   71                    113
51                         178                   72                    111
52                         171                   73                    109
53                         164                   74                    107
54                         157                   75-95                 105
55                         150                   96                    104
56                         146                   97                    103
57                         142                   98                    102
58                         138                   99                    101
59                         134                   100                   100
60                         130

The percentage is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

     o   the policy value plus the specified amount; or
     o the applicable percentage of policy value (from the preceding table) on the date of the insureds death, if that death occurs on a valuation date, or on the next valuation date following the date of death.


Examples:                             Option 1              Option 2
---------                             --------              --------

specified amount                      $100,000              $100,000
policy value                          $  5,000            $    5,000
death benefit                         $100,000              $105,000
policy value increases to             $  8,000            $    8,000
death benefit                         $100,000              $108,000
policy value decreases to             $  3,000            $    3,000
death benefit                         $100,000              $103,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because American Enterprise Life's net amount at risk is generally lower; for this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.

Change in death benefit option

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following policy costs:

     o Monthly deduction because the cost of insurance depends upon the specified amount.
     o   Charges for certain optional insurance benefits.

The surrender charge will not be affected.

Changes in specified amount

Subject to certain limitations, you may make a written request to increase or decrease the specified amount at any time. Changes in specified amount may have tax implications, discussed in the section "Modified Endowment Contracts" under "Federal Taxes."

Increases: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $25,000, and we will not permit an increase after the insured's attained insurance age 85.

An increase in the specified amount will have the following effect on policy costs:

     o Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.
     o   Charges for certain optional insurance benefits may increase.
     o   The minimum monthly premium will increase if the NLG is in effect.
     o   The surrender charge will increase.

At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly anniversary. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless the NLG is in effect. Because the minimum monthly premium will increase, you may also have to pay additional premiums to keep the NLG in effect.


Decreases: Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements. We reserve the right to limit any specified amount decrease, in any policy year, to no more than 25% of the specified amount in effect as of the date of your request.


A decrease in specified amount will affect your costs as follows:

     o Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.
     o   Charges for certain optional insurance benefits may decrease.
     o   The minimum monthly premium will decrease if the NLG is in effect.
     o   The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

We will deduct decreases in the specified amount from the current specified amount in this order:

     o    First  from the  portion  due to the most  recent  increase;
     o Next from portions due to the next most recent increases successively; and
     o    Then from the initial specified amount when the policy was issued.

This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase, and so on.

Misstatement of age or sex

If the insured's age or sex has been misstated, the proceeds payable upon death will be:

     o   the policy value on the date of death; plus
     o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
     o   the amount of any outstanding indebtedness on the date of death.

Suicide


Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus the amount of any outstanding indebtedness and partial surrenders.


In Colorado and North Dakota, the suicide period is shortened to one year. In Missouri, American Enterprise Life must prove that the insured intended to commit suicide at the time he or she applied for coverage.

Beneficiary

Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to American Enterprise Life, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you or your estate.

Transfers between the fixed account and subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which we receive your request. There is no charge for transfers. Before transferring policy value, you should consider the risks involved in switching investments.

We may suspend or modify the transfer privilege at any time with the necessary approval of the SEC. Transfers involving the fixed account are subject to the restrictions below.

Fixed account transfer policies

     o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up at any time for transfer periods of your choosing subject to certain minimums.

     o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

     o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

     o We will not accept requests for transfers from the fixed account at any other time.

     o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange right" under "Policy Surrenders").

Minimum transfer amounts

From a subaccount to another subaccount or the fixed account:

     o For mail and phone transfers--$250 or the entire subaccount balance, whichever is less.
     o   For automated transfers--$50.

From the fixed account to a subaccount:

     o $250 or the entire fixed account balance, minus any outstanding indebtedness, whichever is less.
     o   For automated transfers--$50.

Maximum transfer amounts

From a subaccount to another subaccount or the fixed account:

     o   Entire subaccount balance.

From the fixed account to a subaccount:

     o   Entire fixed account balance, minus any outstanding indebtedness.

Maximum number of transfers per year

We reserve the right to limit mail and telephone transfers to 12 per policy year. Twelve automated transfers per policy are allowed.

Two ways to request a transfer, loan or surrender

Provide  your  name,   policy  number,   Social   Security  Number  or  Taxpayer
Identification Number when you request a transfer.

1  By letter

Regular mail:

American Enterprise Life Insurance Company
P.O. Box 290679
Wethersfield, CT 06129-0679

Express mail:

American Enterprise Life Insurance Company
Attention: AEL Service Center
1290 Silas Deane Highway
Suite 102
Wethersfield, CT 06109

2 By phone

Call between 8 a.m. and 6 p.m. Central Time:
1-800-333-3437 (toll free) or
(612) 671-7700 (Minneapolis area)
TTY service for the hearing impaired:
1-800-285-8846 (toll free)

     o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.

     o We will honor any telephone transfer or surrender request we believe is authentic and we will use reasonable procedures to confirm that it is. These procedures include asking identifying questions and tape recording calls. As long as we follow these procedures, American Enterprise Life and its affiliates will not be liable for any loss resulting from fraudulent requests.

     o We make telephone transfers available automatically. If you do not want telephone transfers to be made from your account, please write to American Enterprise Life and tell us.

Automated transfers

In addition to written and telephone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:

     o   Minimum automated transfer amount: $50
     o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.
     o You can start or stop this service by written request. You must allow seven days for us to change any instructions that currently are in place.
     o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.
     o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.
     o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
     o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.
     o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

Automated dollar-cost averaging

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works

Month             Amount          Accumulation        Number of units
                 invested          unit value            purchased
Jan               $100                $20                  5.00

Feb                100                 16                  6.25

Mar                100                  9                 11.11

Apr                100                  5                 20.00

May                100                  7                 14.29

June               100                 10                 10.00

July               100                 15                  6.67

Aug                100                 20                  5.00

Sept               100                 17                  5.88

Oct                100                 12                  8.33

(footnotes to table) By investing an equal number of dollars each month...

(arrow in table pointing to April) you automatically buy more units when the per unit market price is low...

(arrow in table pointing to August) and fewer units when the per unit market price is high.

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.


Asset rebalancing
You can ask us in writing to automatically rebalance the subaccount portion of your policy value either quarterly, semi-annually or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your policy value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the fixed account. There is no charge for asset rebalancing.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your policy value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

Policy loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers between the Fixed Account and Subaccounts" for address and telephone numbers for your requests.) We will process your loan request at the end of the valuation period during which we receive your request. (Loans by telephone are limited to $50,000.)

Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary we expect to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

Minimum loan:

     o   $500 ($200 for Connecticut residents).

Maximum loan:

     o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.
     o   In Alabama, 100% of the policy value minus surrender charges.
     o   In all other states, 90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions - see "Deferral of payments," under "Payment of Policy Proceeds.")

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, we will take it from the subaccounts and the fixed account on a pro rata basis minus indebtedness. When we make a loan from a subaccount, we redeem accumulation units and transfer the proceeds into the fixed account. We will credit the loaned amount with 4.0% annual interest.

Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take the interest from the fixed account and subaccounts on a pro rata basis.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and cash surrender value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money you borrow against the subaccounts will not share in the investment results of the relevant fund(s).

A loan may terminate the no lapse guarantee. We deduct the loan amount from the total premiums you pay, which may reduce the total below the level required to keep the NLG in effect.

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you generally will be liable for taxes on the excess. (See "Federal Taxes.")

Policy surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers between the Fixed Account and Subaccounts.") We will process your surrender request at the end of the valuation period during which we receive your request. We may require you to return your policy.

We normally will process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of payments," under "Payment of Policy Proceeds.")

Total surrenders
If you totally surrender your policy, you receive its cash surrender value--the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

Partial surrenders
After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) We will charge you a partial surrender fee, described under "Loads, Fees and Charges."

Allocation of partial surrenders
Unless you specify otherwise, American Enterprise Life will make partial surrenders from the fixed account and subaccounts on a pro-rata basis at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

Effects of partial surrenders

     o A partial surrender will reduce the policy value by the amount of the partial surrender and fee.

     o A partial surrender may terminate the no lapse guarantee. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.

     o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee. American Enterprise Life will deduct this decrease from the current specified amount in this order:

               o   First from the portion due to the most recent  increase;
               o Next from portions due to the next most recent increases successively; and
               o Then from the initial specified amount when the policy was issued.

        (See "Decreases" under "Proceeds Payable Upon Death.")

     o If Option 2 is in effect, a partial surrender does not affect the specified amount.

Taxes
Upon surrender, you generally will be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. (See "Federal Taxes.")

Exchange right
For two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the 12-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the method of funding the policy value will be affected.

In Connecticut, during the first 18 months after the policy is issued, you have the right to exchange the policy for a policy of permanent fixed benefit life insurance we are then offering.

We will not require evidence of insurability. We will require that:

1.      this policy is in force; and
2.      your request is in writing; and
3.      you repay any existing indebtedness.

The new policy will have the same initial death benefit, policy date and issue age as this policy. The premium for the new policy will be based on our rates in effect on its policy date for the same class of risk as under this policy.

We will inform you of the premium for the new policy and any extra sum required or allowance to be made for a cash surrender value adjustment that takes appropriate account of the values under both this policy and the new policy if the cash surrender value of this policy exceeds the cash surrender value of the new policy, the excess will be sent to you. If the cash surrender value of this policy is less than the cash surrender value of the new policy, you will be required to send us the shortage amount for this exchange to be completed.

Optional insurance benefits

You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if you meet certain requirements). More detailed information on these benefits is in your policy.

Waiver of monthly deduction (WMD): Under WMD, we will waive the monthly deduction if the insured becomes totally disabled.

Accidental death benefit (ADB): ADB provides an additional death benefit if the insured's death is caused by accidental injury.

Term insured rider (TIR): TIR provides an additional level, adjustable death benefit on the base insured.

Additional insured rider (AIR): AIR provides a level, adjustable death benefit on the life of each additional insured covered.

Children's insurance rider (CIR): CIR provides level term coverage on each eligible child.

Payment of policy proceeds

We will pay policy proceeds when:

     o   you surrender the policy; or
     o   the insured dies.

We will pay all proceeds by check. We will compute the amount of the death proceeds and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate of at least 4% per year (8% in Arkansas, 11% in Florida) on single sum death proceeds, from the date of the insured's death to the settlement date (the date on which we pay the proceeds in a lump sum or first place them under a payment option).

Payment options:
During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary also may select a payment option, unless you say that he or she cannot.) You decide how much of the proceeds to place under each option (minimum: $5,000). We will transfer any such amount to American Enterprise Life's general account. Unless we agree otherwise, we must make payments under all options to a natural person.

You also may make a written request to us to change a prior choice of payment option or, if we agree, to elect a payment option other than the three below.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender or maturity as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned. The interest payments will not be subject to the 10% penalty tax.

If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. We will use the remainder of the proceeds to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. We describe an owner's investment in the policy. (See "Taxation of policy proceeds" under "Federal Taxes"). All payments we make after the investment in the policy is fully recovered will be subject to tax. Amounts we pay under Option B or Option C that are subject to tax also may be subject to an additional 10% penalty tax. (See "Penalty tax" under "Federal Taxes").

Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and therefore are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income subject to tax and a portion of each payment will be considered a return of the beneficiary's investment in the policy which is not subject to tax. The beneficiary's investment in the policy is the death benefit proceeds we apply to the payment option. All payments we make after the investment in the policy is fully recovered will be subject to tax.

Option A -- Interest payments: We will pay interest on any proceeds placed under this option at a rate of 3% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.

Option B -- Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment period                     Monthly payment per $1,000
      (years)                        placed under Option B

       10                                   $ 9.61
       15                                     6.87
       20                                     5.51
       25                                     4.71
       30                                     4.18

We will furnish monthly amounts for other payment periods at your request, without charge.

Option C -- Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

The amount of each monthly payment per $1,000 placed under this option will be at least the amounts shown in the following table.

We will furnish monthly amounts for any adjusted age not shown at your request, without charge.


-------------------------------------------------------------------------------------------------------------
                   Life Income per $1,000 with Payments Guaranteed for 5, 10 and 15 Years
-------------------------------------------------------------------------------------------------------------
--------------- ------------- ------------------------- -------------------------- --------------------------
Age Payee       Settlement            5 Years                   10 Years                   15 Years
---------       -----------           -------                   --------                   --------
                Beginning
                ---------
                in Year             Male Female                Male Female                Male Female
                -------             -----------                -----------                -----------
--------------- ------------- ------------------------- -------------------------- --------------------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------

--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
65              2005          5.26         4.66         5.15          4.62         4.95          4.53
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2010          5.17         4.60         5.07          4.55         4.89          4.48
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2015          5.09         4.53         4.99          4.49         4.83          4.42
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2020          5.01         4.47         4.92          4.44         4.77          4.38
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2025          4.94         4.42         4.86          4.39         4.72          4.33
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2030          4.87         4.37         4.79          4.34         4.67          4.29
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
70              2005          6.12         5.35         5.87          5.24         5.48          5.05
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2010          6.01         5.26         5.77          5.16         5.41          4.99
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2015          5.89         5.17         5.68          5.08         5.35          4.93
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2020          5.79         5.09         5.59          5.01         5.29          4.87
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2025          5.69         5.01         5.51          4.94         5.23          4.82
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2030          5.59         4.94         5.43          4.88         5.17          4.76
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
75              2005          7.27         6.33         6.72          6.07         6.00          5.65
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2010          7.11         6.20         6.61          5.97         5.94          5.59
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2015          6.96         6.08         6.50          5.87         5.88          5.52
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2020          6.82         5.97         6.40          5.78         5.83          5.46
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2025          6.68         5.86         6.30          5.69         5.77          5.40
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------
                2030          6.55         5.76         6.21          5.60         5.72          5.34
--------------- ------------- ------------ ------------ ------------- ------------ ------------- ------------


Deferral of payments:
We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

     o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);

     o the New York Stock Exchange (NYSE) is closed (other than customary weekend and holiday closings);

     o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Federal taxes

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as American Enterprise Life's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as the Internal Revenue Service (IRS) currently interprets them; both the laws and their interpretation may change.

We intend the policy to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. American Enterprise Life reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

American Enterprise Life's tax status

The IRS taxes American Enterprise Life as a life insurance company under the Code. For federal income tax purposes, we consider the subaccounts to be a part of American Enterprise Life, although we treat their operations separately in accounting and financial statements. We reinvest the investment income from the subaccounts and it becomes part of the subaccounts' value. The IRS does not tax American Enterprise Life on this investment income, including realized capital gains. Therefore, American Enterprise Life does not charge the subaccounts for our federal income taxes. American Enterprise Life reserves the right to make such a charge in the future if there is a change in the tax treatment of subaccounts or variable life insurance contracts or in American Enterprise Life's tax status as we currently understand it.

Taxation of policy proceeds

The IRS does not consider the death benefit to be part of the beneficiary's income and therefore it is not subject to federal income taxes. When we pay the proceeds after the insured has attained insurance age 100 and the amount received plus any indebtedness exceeds your investment in the policy, the IRS may tax the excess as ordinary income.

The IRS may tax part or all of any pre-death proceeds that you receive through full surrender or maturity, lapse, partial surrender, policy loan or assignment of policy value or payment options as ordinary income. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment (explained following the table). The taxable amount also may be subject to an additional 10% penalty tax if the policy is a modified endowment.

Source of proceeds                                   Taxable portion of pre-death proceeds

Full surrender:                                      Amount you receive plus any indebtedness,
                                                     minus your investment in the policy.*

Lapse:                                               Any outstanding indebtedness minus your
                                                     investment in the policy.*

Partial surrenders                                   Lesser of:
(modified endowments):                               the amount you receive or policy value minus
                                                     your investment in the policy.*

Policy loans and assignments                         Lesser of:
(modified endowments)                                the amount of the loan/assignment or policy
                                                     value minus your investment in the policy.*

Partial surrenders                                   Generally, if the amount you receive is
(other policies):                                    greater than your investment in the policy,*
                                                     the  amount  in  excess  of your investment is taxable.
                                                     However,  during  the first 15    policy    years,  a
                                                     different   amount  may  be taxable   if  the  partial
                                                     surrender  results in or is caused  by a  reduction
                                                     in benefits.

Policy loans and assignments                         None
(other policies):

Payment options:                                     If  we  pay  the proceeds   of  the   policy
                                                     under  one of  the  payment options,  See the "Payment
                                                     option"  under  "Payment of Policy  Proceeds"  section
                                                     for tax information.

* The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

Modified endowment contracts

In  1988,  Congress  created  a new  class  of life  insurance  policies  called
"Modified Endowment Contracts." The IRS taxes these policies differently from conventional life insurance contracts.

Your policy is a modified endowment contract if:

     o   you apply for it or materially change it on or after June 21, 1988 and
     o the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

Also, any life insurance policy you receive in exchange for a modified endowment is itself a modified endowment.

We have procedures for monitoring whether your policy may become a modified endowment contract. We calculate modified endowment limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.

Increases in benefits: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the "Proceeds Payable upon Death" section or an increase in policy value growth under Option 2, generally is not a material change. A policy becomes a modified endowment if premiums you pay in the early years following a material change exceed the recalculated limits.

Reductions in benefits: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment limits. If the premiums you have already paid exceed the recalculated limits, the policy becomes a modified endowment even if you do not pay any further premiums.

Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment because the IRS presumes that you took a distribution in anticipation of that event.

Serial purchase of modified endowments: The IRS treats all modified endowments issued by the same insurer (or affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, maturity, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

     o   the distribution occurs after the owner attains age 59-1/2;
     o   the distribution is attributable to the owner becoming disabled
         (within the meaning of Code Section 72(m)(7); or o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

Other tax considerations

Interest paid on policy loans: If you use a policy loan for personal purposes, interest paid on the loan is not tax-deductible. Other rules apply if you use the loan for trade or business or investment purposes or if a business or corporation owns the policy from which the loan is taken.

Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.

Other taxes: Federal estate tax, state and local estate tax, inheritance tax, gift tax and other tax consequences of ownership or receipt of policy proceeds also will depend on the circumstances.

Qualified retirement plans: The policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.

American Enterprise Life

American Enterprise Life is a stock life insurance company organized under the laws of the State of Indiana in 1981. Its administrative offices are located at 80 South Eighth Street, Minneapolis, MN 55402. Its statutory address is 100 Capitol Center South, 201 North Illinois Street, Indianapolis, IN 46204. American Enterprise Life conducts a conventional life insurance business. American Enterprise Life issues the life insurance policies.

Ownership

American Enterprise Life is a wholly owned subsidiary of IDS Life Insurance Company (IDS Life), which is a wholly owned subsidiary of American Express Financial Corporation (AEFC). AEFC, a Delaware corporation, is a wholly owned subsidiary of American Express Company.

The AEFC family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.


Besides managing investments for all funds in the American Express(R) Funds, AEFC also manages investments for itself and its subsidiaries, IDS Certificate Company and IDS Life Insurance Company. Total assets under management as of the most recent fiscal year were more than $227 billion.


State regulation


American Enterprise Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Department of Insurance. In addition, American Enterprise Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. American Enterprise Life files an annual statement in a prescribed form with Indiana's Department of Commerce and in each state in which American Enterprise Life does business. American
Enterprise Life's books and accounts are subject to review by the Indiana Department of Commerce at all times and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies.

Distribution of the policy

American Express Financial Advisors Inc. (AEFA), a registered broker/dealer, serves as the principal underwriter for the life insurance policy. AEFA is a wholly owned subsidiary of AEFC, which is a wholly owned subsidiary of American Express Company. Broker-dealers who have entered into distribution agreements with AEFA and American Enterprise Life will distribute the life insurance policies.

American Enterprise Life will pay commissions for sales of policies to insurance agencies or broker-dealers that are also insurance agencies. These commissions will be up to 95% of the initial target premium (annualized), plus up to 2% of all premiums in excess of the target premium. In addition, American Enterprise Life may pay certain sellers additional compensation for selling and distribution activities under certain circumstances. From time to time, American Enterprise Life will pay or permit other promotional incentives, in cash or credit or other compensation.

Legal proceedings

A number of lawsuits have been filed against life and health insurers in jurisdictions in which American Enterprise Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. American Enterprise Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On October 13, 1998 an action entitled Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life Assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in Minnesota State Court. The action was brought by individuals who purchased an annuity in a qualified plan. They allege that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRAs) is never appropriate.  The  plaintiffs  purport to  represent a class  consisting  of all persons who made similar purchases. The plaintiffs seek damages in an unspecified amount. American Enterprise Life also is a defendant in various other lawsuits. In American Enterprise Life's opinion, none of these lawsuits will have a material adverse effect on our financial condition.

Year 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of American Enterprise Life and the variable account. American Enterprise Life and the variable account are utilized by multiple subsidiaries maintained by AEFC and affiliates of AEFC. American Enterprise Life's and the variable account's businesses are heavily dependent upon AEFC's computer systems and have significant interactions with systems of third parties.

A comprehensive review of AEFC's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve potential problems including modification to existing software and the purchase of new software. AEFC's target date for substantially completing corrective measures on internal business critical systems was Dec. 31, 1998. As of June 30, 1999, AEFC completed its program of corrective measures on its internal systems and applications, including Year 2000 compliance testing. The Year 2000 readiness of unaffiliated investment managers and other third parties whose system failures could have an impact on American Enterprise Life's and the variable account's operations continues to be evaluated.

AEFC's Year 2000 project includes establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. These plans are being amended to include specific Year 2000 considerations and will continue to be refined throughout 1999 as additional information related to potential Year 2000 exposure is gathered.


Experts

Ernst & Young LLP, independent auditors, have audited the financial statements of American Enterprise Life Insurance Company at Dec. 31, 1998 and 1997, and for each of the three years in the period ended Dec. 31, 1998, as set forth in their report. We've included our financial statements in the prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Actuarial matters included in the prospectus have been examined by Mark Gorham, F.S.A., M.A.A.A., Actuarial Director, Insurance Product Development, as stated in his opinion filed as an exhibit to the Registration Statement.

Management of American Enterprise Life

Directors

James E. Choat


Director, president and chief executive officer since 1996; senior vice president - Institutional Products Group, AEFA, 1994 to 1997.


Richard W. Kling
Director and chairman of the board since March 1994.

Paul S. Mannweiler*
Director since 1986. Partner at Locke Reynolds Boyd & Weisell since 1980.

Paula R. Meyer
Director and executive vice president, Assured Assets since 1998; vice president, AEFC since 1998; Piper Capital Management (PCM) President from October 1997 to May 1998; PCM Director of Marketing from June 1995 to October 1997; PCM Director of Retail from December 1993 to June 1995.

William A. Stoltzmann
Director since September 1989; vice president, general counsel and secretary since 1985.

Officers other than directors

Jeffrey S. Horton
Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies-Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from May 1994 to July 1997; director of finance and analyses, Corporate Treasury, AEFC, from June 1990 to May 1994.

Philip C. Wentzel
Vice president and controller since 1998. Vice president - Finance, Risk Management Products, AEFC since 1997; and director of financial reporting and analyses from 1992 to 1997.

The address for all of the directors and principal officers is: IDS Tower 10, Minneapolis, MN 55440-0010 (except for Paul S. Mannweiler). *Mr. Mannweiler is an independent director whose address is: 201 No. Illinois Street, Indianapolis, IN 46204.

The officers, employees and sales force of IDS Life are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the lead underwriter.

Other information

The variable account has filed a registration statement with the SEC. For further information concerning the policy, the variable account and American Enterprise Life, please refer to the registration statement. You can find the registration statement on the SEC's web site at http://www.sec.gov.

Substitution of investments

We may change the funds from which the subaccounts buy shares if:

o        the existing funds become unavailable, or
o        in the judgment of American Enterprise Life, or
o        the funds are no longer suitable for the subaccounts.

If these situations occur, we have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as we believe it would be in the best interest of persons having voting rights under the policies.

In the event of any such substitution or change, American Enterprise Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance departments. American Enterprise Life will notify owners within five days of any substitution or change.

Voting rights

As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote.

American Enterprise Life is the owner of all fund shares and therefore holds all voting rights. However, American Enterprise Life will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. American Enterprise Life also will vote fund shares that are not otherwise attributable to owners in the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, American Enterprise Life may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If American Enterprise Life does disregard voting instructions, we will advise you of that action and the reasons for it in our next report to owners.

Reports

At least once a year American Enterprise Life will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

o    the annual rate of return of the fund is 0%, 6% or 12%.
o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 35, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses, charges, and credits

The death benefit, policy value and cash surrender value reflect the following charges:

o        Premium expense charge: 3% of each premium payment.

o Cost of insurance charge for the sex, age and rate classification for the assumed insured.

o        Administrative charge: $7 per month

o Policy value credit: 0.45% for years 11+ on the end of the year asset value.

o The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund or trust because we deducted the expenses paid by the fund and charges made against the subaccounts. These include:


o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.73% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees, based on assets of the subaccounts, of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the "Loads, Fees and Charges" section of this prospectus for additional information.


o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually.


o the 12b-1 fee, assumed to be equivalent to an annual rate of 0.1% of the fund's average daily net assets.

o a nonadvisory expense charge, assumed to be equivalent to an annual rate of 0.21% of each fund's average daily net assets for direct expenses incurred by the fund. The actual charges you incur will depend on how you choose to allocate policy value. See "Fund expenses" in the "Loads, Fees, and Charges," section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

                             Net annual rate of
Gross annual investment      return for Guaranteed
rate of return               and Current illustrations


 0%                           -1.92%

 6                             3.96%

12                             9.85%



Taxes: Results shown in the tables reflect the fact that American Enterprise Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration
-----------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                            Male age 35                       Current costs assumed
Death benefit Option 1                                        nonsmoker                          Annual premium $900

-----------------------------------------------------------------------------------------------------------------------------
               Premium           Death benefit (1)(2)             Policy value (1)(2)            Cash surrender value (1)(2)
               accumulated       assuming hypothetical gross      assuming hypothetical gross    assuming hypothetical gross
End of         with annual       annual investment return of      annual investment return       annual investment return of
of             interest at
policy
year          5%             0%        6%         12%              0         %6%       12%        0%       6%         12%
-----------------------------------------------------------------------------------------------------------------------------
1            $945         $100,000   $100,000   $100,000          $609      $652       $696       $---     $---        $---
2          $1,537         $100,000   $100,000   $100,000        $1,207    $1,331     $1,461        $86     $210        $340
3          $2,979         $100,000   $100,000   $100,000        $1,782    $2,026     $2,291       $742     $986      $1,250
4          $4,073         $100,000   $100,000   $100,000        $2,337    $2,739     $3,192     $1,376   $1,778      $2,232
5          $5,222         $100,000   $100,000   $100,000        $2,876    $3,475     $4,178     $1,995   $2,594      $3,297

6          $6,428         $100,000   $100,000   $100,000        $3,397    $4,232     $5,254     $2,596   $3,432      $4,454
7          $7,694         $100,000   $100,000   $100,000        $3,903    $5,016     $6,433     $3,182   $4,296      $5,712
8          $9,024         $100,000   $100,000   $100,000        $4,389    $5,821     $7,719     $3,749   $5,181      $7,098
9         $10,420         $100,000   $100,000   $100,000        $4,859    $6,651     $9,126     $4,299   $6,091      $8,565
10        $11,886         $100,000   $100,000   $100,000        $5,301    $7,497    $10,655     $4,821   $7,016     $10,175

11        $13,425         $100,000   $100,000   $100,000        $5,751    $8,404    $12,384     $5,350   $8,004     $11,983
12        $15,042         $100,000   $100,000   $100,000        $6,169    $9,330    $14,272     $5,849   $9,010     $13,951
13        $16,739         $100,000   $100,000   $100,000        $6,556   $10,271    $16,334     $6,315  $10,031     $16,094
14        $18,521         $100,000   $100,000   $100,000        $6,924   $11,244    $18,605     $6,763  $11,084     $18,445
15        $20,392         $100,000   $100,000   $100,000        $7,249   $12,226    $21,083     $7,169  $12,146     $21,003

16        $22,356         $100,000   $100,000   $100,000        $7,540   $13,225    $23,801     $7,540  $13,225     $23,801
17        $24,419         $100,000   $100,000   $100,000        $7,790   $14,237    $26,780     $7,790  $14,237     $26,780
18        $26,585         $100,000   $100,000   $100,000        $7,996   $15,259    $30,049     $7,996  $15,259     $30,049
19        $28,859         $100,000   $100,000   $100,000        $8,163   $16,295    $33,643     $8,163  $16,295     $33,643
20        $31,247         $100,000   $100,000   $100,000        $8,276   $17,335    $37,592     $8,276  $17,335     $37,592

age 60    $45,102         $100,000   $100,000   $100,000        $7,953   $22,541    $64,342     $7,953  $22,541     $64,342
age 65    $62,785         $100,000   $100,000   $132,571        $5,521   $27,309   $108,664     $5,521  $27,309    $108,664



(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
---------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                      Male age 35                         Guaranteed costs assumed
Death benefit Option 1                                 nonsmoker                             Annual premium $900
----------------------------------------------------------------------------------------------------------------------------
              Premium              Death benefit (1)(2)            Policy value(1)(2)            Cash surrender value (1)(2)
              accumulated          assuming hypothetical gross     assuming hypothetical gross   assuming hypothetical gross
End of        with annual          annual investment return of     annual investment return      annual investment return of
of            interest at
policy
year          5%             0%         6%        12%              0%        6%       12%       0%        6%       12%
----------------------------------------------------------------------------------------------------------------------------
1            $945         $100,000   $100,000   $100,000          $606      $649      $693       $---     $---      $---
2          $1,937         $100,000   $100,000   $100,000        $1,192    $1,316    $1,445        $71     $195      $324
3          $2,979         $100,000   $100,000   $100,000        $1,756    $1,999    $2,261       $716     $958    $1,221
4          $4,073         $100,000   $100,000   $100,000        $2,297    $2,695    $3,144     $1,336   $1,734    $2,184
5          $5,222         $100,000   $100,000   $100,000        $2,816    $3,408    $4,104     $1,935   $2,528    $3,223

6          $6,428         $100,000   $100,000   $100,000        $3,310    $4,134    $5,143     $2,509   $3,333    $4,342
7          $7,694         $100,000   $100,000   $100,000        $3,778    $4,873    $6,269     $3,057   $4,152    $5,548
8          $9,024         $100,000   $100,000   $100,000        $4,221    $5,626    $7,491     $3,580   $4,985    $6,851
9         $10,420         $100,000   $100,000   $100,000        $4,637    $6,391    $8,818     $4,077   $5,830    $8,257
10        $11,886         $100,000   $100,000   $100,000        $5,024    $7,166   $10,256     $4,544   $6,685    $9,776

11        $13,425         $100,000   $100,000   $100,000        $5,380    $7,948   $11,817     $4,979    $7,548   $11,416
12        $15,042         $100,000   $100,000   $100,000        $5,705    $8,740   $13,512     $5,384    $8,420   $13,192
13        $16,739         $100,000   $100,000   $100,000        $5,997    $9,538   $15,354     $5,756    $9,298   $15,114
14        $18,521         $100,000   $100,000   $100,000        $6,254   $10,341   $17,357     $6,094   $10,181   $17,197
15        $20,392         $100,000   $100,000   $100,000        $6,474   $11,147   $19,536     $6,394   $11,067   $19,456

16        $22,356         $100,000   $100,000   $100,000        $6,652   $11,951   $21,906     $6,652   $11,951   $21,906
17        $24,419         $100,000   $100,000   $100,000        $6,784   $12,749   $24,484     $6,784   $12,749   $24,484
18        $26,585         $100,000   $100,000   $100,000        $6,865   $13,536   $27,291     $6,865   $13,536   $27,291
19        $28,859         $100,000   $100,000   $100,000        $6,886   $14,303   $30,346     $6,886   $14,303   $30,346
20        $31,247         $100,000   $100,000   $100,000        $6,845   $15,047   $33,675     $6,845   $15,047   $33,675

age 60    $45,102         $100,000   $100,000   $100,000        $5,455   $18,162   $55,635     $5,455   $18,162   $55,635
age 65    $62,785         $100,000   $100,000   $111,378        $1,075   $19,208   $91,293     $1,075   $19,208   $91,293



(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Key terms

These terms can help you understand details about your policy.

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

Attained insurance age: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.

Cash surrender value: Proceeds received if you surrender the policy in full, or the amount payable if the insured's death occurs on or after the insured has attained insurance age 100. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.

Close of business: Closing time of the New York Stock Exchange, normally 3 p.m., Central time.

Code: The Internal Revenue Code of 1986, as amended.

Fixed account: The general investment account of American Enterprise Life. The fixed account is made up of all of American Enterprise Life's assets other than those held in any separate account.

Fixed account value: The portion of the policy value that you allocate to the fixed account, including indebtedness.

Funds: Mutual funds or portfolios, each with a different investment objective. (See "The funds.") Each of the subaccounts of the variable account invests in a specific one of these funds.

American Enterprise Life: In this prospectus, "we", "us", "our" and "American Enterprise Life" refer to American Enterprise Life Insurance Company.

Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Insurance age: The insured's age, based upon his or her last birthday on the policy date.

Insured: The person whose life is insured by the policy.

Minimum monthly premium: The premium required to keep the NLG in effect. We show the minimum monthly premium in your policy.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

No lapse guarantee (NLG): A feature of the policy guaranteeing that the policy will not lapse before five policy years. The guarantee is in effect if you meet certain premium payment requirements.

Owner: The entity(ies) to which, or individual(s) to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your" refer to the owner.

Policy anniversary: The same day and month as the policy date each year the policy remains in force.

Policy date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.

Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:

     o Upon death of the insured prior to the date the insured has attained insurance age 100, proceeds will be the death benefit in effect as of the date of the insured has death, minus any indebtedness.

     o Upon the death of the insured on or after the insured has attained insurance age 100, proceeds will be the cash surrender value.

     o On surrender of the policy, the proceeds will be the cash surrender value.

Pro-rata basis: Allocation to the fixed account and each of the subaccounts. It is proportionate to the value (minus any indebtedness in the fixed account) that each bears to the policy value, minus indebtedness.

Risk classification: A group of insureds that American Enterprise Life expects will have similar mortality experience.

Scheduled premium: A premium you select at the time of application, of a level amount, at a fixed interval of time.

Specified amount: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age 100. We show the initial specified amount in your policy.

Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund.

Surrender charge: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first 15 years of the policy and for 15 years after an increase in coverage.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open. We set the value of each subaccount at the close of business on each valuation date.

Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable account: American Enterprise Variable Life Account consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.

Variable account value: The sum of the values that you allocate to the subaccounts of the variable account.

American Enterprise Life Financial Information


                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                                  BALANCE SHEET
                               September 30, 1999
                                   (unaudited)
                       ($ thousands, except share amounts)
ASSETS

Investments:
  Fixed maturities:
        Held to maturity, at amortized cost (fair value:
           1999, $1,023,281)                                                            $1,027,976
        Available for sale, at fair value (amortized cost:
           1999, $2,549,548)                                                             2,480,649
                                                                                       -----------
                                                                                         3,508,625

  Mortgage loans on real estate                                                            794,117
  Other investments                                                                          9,148
          Total investments                                                              4,311,890

Accounts receivable                                                                            914
Accrued investment income                                                                   57,967
Deferred policy acquisition costs                                                          186,723
Deferred income taxes                                                                       25,420
Other assets                                                                                    32
Separate account assets                                                                    174,567
                                                                                      ------------

          Total assets                                                                  $4,757,513

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Future policy benefits for fixed annuities                                            $4,049,397
  Policy claims and other policyholders' funds                                               8,304
  Amounts due to brokers                                                                    76,928
  Other liabilities                                                                         22,069
  Separate account liabilities                                                             174,567
                                                                                       -----------
          Total liabilities                                                              4,331,265

Stockholder's equity:
  Capital stock, $100 par value per share;
    100,000 shares authorized,
    20,000 shares issued and outstanding                                                     2,000
  Additional paid-in capital                                                               282,872
  Accumulated other comprehensive income:
     Net unrealized securities (losses) gains                                              (44,784)
  Retained earnings                                                                        186,160
          Total stockholder's equity                                                       426,248

Total liabilities and stockholder's equity                                              $4,757,513

                             See accompanying notes.


                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                              STATEMENTS OF INCOME
                         Nine months ended September 30,
                                   (unaudited)
                                  ($ thousands)

                                                                    1999           1998
                                                                 ---------      -------

Revenues:
  Net investment income                                               $243,525          $258,163
  Contractholder charges                                                 4,317             5,018
  Mortality and expense risk fees                                        1,581               872
  Net realized gain (loss) on investments                                4,897            (1,526)
                                                                    ----------        ----------

          Total revenues                                               254,320           262,527
                                                                     ---------          --------

Benefits and expenses:
  Interest credited on investment contracts                            157,155           173,709
  Amortization of deferred policy acquisition costs                     30,637            43,051
  Other operating expenses                                              23,299            16,902
                                                                    ----------       -----------

          Total benefits and expenses                                  211,091           233,662
                                                                     ---------          --------

Income before income taxes                                              43,229            28,865

Income taxes                                                            14,051            10,390
                                                                    ----------      ------------

Net income                                                           $  29,178          $ 18,475
                                                                     =========         =========
















                             See accompanying notes.


                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                         Nine months ended September 30,
                                   (unaudited)
                                  ($ thousands)
                                                                                 1999               1998
                                                                               --------           -------

Cash flows from operating activities:
  Net income                                                                 $   29,178           $18,475
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Change in accrued investment income                                         3,773            (1,802)
      Change in accounts receivable                                                 (82)               44
      Change in deferred policy acquisition costs, net                            9,756            23,054
      Change in other assets                                                         10                84
      Change in policy claims and other policyholders' funds                        915            (3,220)
      Deferred income tax benefit                                                  (448)          (10,539)
      Change in other liabilities                                                (2,430)            8,960
      Amortization of premium                                                     1,394               158
      Net realized gain on investments                                           (4,897)            1,526
      Other, net                                                                  (1,772)            (302)
                                                                          ---------------       ----------

         Net cash provided by operating activities                               35,397            36,438

Cash flows from investing activities: Fixed maturities held to maturity:
        Maturities                                                               47,277            61,786
        Sales                                                                     5,681            30,468
    Fixed maturities available for sale:
        Purchases                                                              (589,946)         (298,885)
        Maturities                                                              216,467           239,612
        Sales                                                                   359,677            43,579
    Other investments:
        Purchases                                                               (20,766)         (145,374)
        Sales                                                                    41,705            53,043
    Change in amounts due from brokers                                             (619)               --
    Change in amounts due to brokers                                             22,581            94,129
                                                                             ----------          --------

          Net cash provided by investing activities                              82,057            78,358

Cash flows from financing activities: Activity related to investment contracts:
    Considerations received                                                     244,670           237,037
    Surrenders and other benefits                                              (519,255)         (525,542)
    Interest credited to account balances                                       157,131           173,709
                                                                             ----------        ----------

          Net cash used in financing activities                                (117,454)         (114,796)
                                                                            ------------      ------------

Net increase (decrease) in cash and cash equivalents                                 --                --

Cash and cash equivalents at beginning of period                                      --                --
                                                                          --------------    --------------

Cash and cash equivalents at end of year                                   $          --     $          --
                                                                          ==============    ==============

                             See accompanying notes.

                  AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (unaudited)

1.       General

In the opinion of the management of American Enterprise Life Insurance Company (the Company), the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly its balance sheet as of September 30, 1999 and the related statements of income and cash flows for the nine month periods ended September 30, 1999 and 1998.

2.       New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. In July 1999, The FASB issued FAS 137, which defers the effective date for implementation of FAS 133 by one year, making FAS 133 effective no later than January 1, 2001 for the Company's financial statements. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets of liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Earlier application of all of the provisions of FAS 133 is encouraged, but is permitted only as of the beginning of any fiscal quarter that begins after issuance of FAS 133. This Statement cannot be applied retroactively. The Company has not yet determined when it will implement FAS
133. The ultimate financial impact of the new rule will be measured based on the derivatives in place at adoption and cannot be estimated at this time.

3.        Comprehensive Loss

For the nine months ending September 30, 1999 comprehensive loss is as follows:

     Net income                               $29,178
     Net unrealized loss on investments       (89,079)
     Comprehensive loss                      $(59,901)

Report of Independent Auditors

The Board of Directors
American Enterprise Life Insurance Company


We have audited the accompanying balance sheets of American Enterprise Life Insurance Company (a wholly owned subsidiary of IDS Life Insurance Company) as of December 31, 1998 and 1997, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Enterprise Life Insurance Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




/s/  Ernst & Young LLP
     Ernst & Young LLP
     February 4, 1999
     Minneapolis, Minnesota

                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS

                                  December 31,
                       ($ thousands, except share amounts)


ASSETS                                                                                  1998              1997

Investments:
  Fixed maturities:

        Held to maturity, at amortized cost (fair value:
           1998, $1,126,732 ; 1997, $1,223,108)                                         $1,081,193       $1,186,682
        Available for sale, at fair value (amortized cost:

           1998, $2,526,712; 1997, $2,609,621)                                           2,594,858        2,685,799
                                                                                       -----------      -----------
                                                                                         3,676,051        3,872,481


  Mortgage loans on real estate                                                            815,806          738,052
  Other investments                                                                         12,103           16,024
                                                                                        ----------       ----------
          Total investments                                                              4,503,960        4,626,557


Accounts receivable                                                                            214              563
Accrued investment income                                                                   61,740           59,588
Deferred policy acquisition costs                                                          196,479          224,501
Other assets                                                                                    43              117
Separate account assets                                                                    123,185           62,087
                                                                                      ------------    -------------


          Total assets                                                                  $4,885,621       $4,973,413
                                                                                        ==========       ==========


LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Future policy benefits for fixed annuities                                            $4,166,852       $4,343,213
  Policy claims and other policyholders' funds                                               7,389           11,328
  Deferred income taxes                                                                     23,199           35,601
  Amounts due to brokers                                                                    54,347           34,935
  Other liabilities                                                                         24,500           16,905
  Separate account liabilities                                                             123,185           62,087
                                                                                       -----------     ------------
          Total liabilities                                                              4,399,472        4,504,069

Stockholder's equity:
  Capital stock, $100 par value per share;
    100,000 shares authorized,
    20,000 shares issued and outstanding                                                     2,000            2,000
  Additional paid-in capital                                                               282,872          282,872
  Accumulated other comprehensive income:

     Net unrealized securities gains                                                        44,295           49,516
  Retained earnings                                                                        156,982          134,956
                                                                                      ------------     ------------
          Total stockholder's equity                                                       486,149          469,344
                                                                                      ------------     ------------

Total liabilities and stockholder's equity                                              $4,885,621       $4,973,413
                                                                                        ==========       ==========




                             See accompanying notes.

                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                              STATEMENTS OF INCOME

                            Years ended December 31,
                                  ($ thousands)


                                                                        1998              1997             1996
                                                                     ---------         ---------        -------

Revenues:

  Net investment income                                               $340,219          $332,268         $271,719
  Contractholder charges                                                 6,387             5,688            5,450
  Mortality and expense risk fees                                        1,275               641              303
  Net realized loss on investments                                      (4,788)             (509)          (5,258)
                                                                    ----------        ----------      -----------

          Total revenues                                               343,093           338,088          272,214
                                                                     ---------         ---------       ----------


Benefits and expenses:
  Interest credited on investment contracts                            228,533           231,437          191,672
  Amortization of deferred policy acquisition costs                     53,663            36,803           30,674
  Other operating expenses                                              24,476            24,890           14,133
                                                                    ----------        ----------         --------

          Total benefits and expenses                                  306,672           293,130          236,479
                                                                     ---------         ---------          -------


Income before income taxes                                              36,421            44,958           35,735


Income taxes                                                            14,395            16,645           12,912
                                                                    ----------        ----------        ---------


Net income                                                           $  22,026         $  28,313         $ 22,823
                                                                     =========         =========         ========






                             See accompanying notes.

                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                       Three years ended December 31, 1998
                                 ($ thousands)

                                                                                               Accumulated Other
                                                                                                 Comprehensive
                                                         Total                    Additional
                                                     Stockholder's    Capital      Paid-In          Income,         Retained

                                                         Equity        Stock       Capital        Net of Tax        Earnings


Balance, December 31, 1995                               $296,816       $2,000       $177,872        $ 33,124         $83,820
Comprehensive income:
     Net income                                            22,823           --             --              --          22,823
      Unrealized holding losses arising

           during the year, net of  taxes of
        $12,282                                           (22,810)          --             --         (22,810)             --
      Reclassification adjustment for losses

           included in net income, net of tax
           of $(1,093)                                      2,029           --             --           2,029              --
                                                                                               -------------------
                                                    -----------------

     Other comprehensive loss                             (20,781)          --             --         (20,781)             --

                                                    -----------------
     Comprehensive income                                   2,042

Capital contribution from parent                           65,000           --         65,000              --              --

                                                    ---------------------------------------------------------------------------
Balance, December 31, 1996                                363,858        2,000        242,872          12,343         106,643
Comprehensive income:

     Net income                                            28,313           --             --              --          28,313
     Unrealized holding gains arising
          during the year, net of taxes of

       $(19,891)                                           36,940           --             --          36,940              --
       Reclassification adjustment for losses
           included in net income, net of tax
           of $(126)                                          233           --             --             233              --
                                                                                               -------------------
                                                    -----------------
     Other comprehensive income                            37,173           --             --          37,173              --
                                                    -----------------
     Comprehensive income                                  65,486
Capital contribution from parent                           40,000                      40,000
                                                    ---------------------------------------------------------------------------
Balance, December 31, 1997                                469,344        2,000        282,872          49,516         134,956
Comprehensive income:

     Net income                                            22,026           --             --              --          22,026
     Unrealized holding losses arising
         during the year, net of taxes of $3,400           (6,314)          --             --          (6,314)             --
     Reclassification adjustment for losses

          included in net income, net of tax                1,093
          of $(588)                                                         --             --           1,093              --
                                                    -----------------                          -------------------
                                                                                               -------------------

     Other comprehensive loss                              (5,221)          --             --          (5,221)             --

                                                    -----------------
                                                    -----------------

     Comprehensive income                                  16,805

                                                    ---------------------------------------------------------------------------


Balance, December 31, 1998                               $486,149       $2,000       $282,872         $44,295        $156,982

                                                    ===========================================================================

                            See accompanying notes.

                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                            Years ended December 31,

                                  ($ thousands)

                                                                                1998              1997             1996__
                                                                              --------          --------         --------

Cash flows from operating activities:

  Net income                                                                 $   22,026        $   28,313        $   22,823
  Adjustments to reconcile net income to net cash

    provided by (used in) operating activities:

      Change in accrued investment income                                        (2,152)           (8,017)           (9,692)
      Change in accounts receivable                                                 349             9,304                --
      Change in deferred policy acquisition costs, net                           28,022           (21,276)          (32,651)
      Change in other assets                                                         74             4,840           (10,007)
      Change in policy claims and other policyholders' funds                     (3,939)          (16,099)           15,786
      Deferred income tax (benefit) provision                                    (9,591)           (2,485)            5,084
      Change in other liabilities                                                 7,595             1,255             8,621
      Amortization of premium (accretion of discount), net                          122            (2,316)           (2,091)
      Net realized loss on investments                                            4,788               509             5,258
      Other, net                                                                  2,544               959              (129)
                                                                          -------------         ---------         ----------

         Net cash provided by (used in) operating activities                     49,838            (5,013)            3,002


Cash flows from investing activities: Fixed maturities held to maturity:
        Purchases                                                                    --            (1,996)          (16,967)
        Maturities                                                               73,601            41,221            26,190
        Sales                                                                    31,117            30,601            27,944
    Fixed maturities available for sale:

        Purchases                                                              (298,885)         (688,050)         (921,914)
        Maturities                                                              335,357           231,419           212,212
        Sales                                                                    48,492            73,366            47,542

    Other investments:
        Purchases                                                              (161,252)         (199,593)         (212,182)
        Sales                                                                    78,681            29,139            19,850
    Change in amounts due to brokers                                             19,412           (53,796)           88,568
                                                                             ----------        -----------       ----------


          Net cash provided by (used in) investing activities                   126,523          (537,689)         (728,757)


Cash flows from financing activities: Activity related to investment contracts:
    Considerations received                                                     302,158           783,339           846,378
    Surrenders and other benefits                                              (707,052)         (552,903)         (312,362)
    Interest credited to account balances                                       228,533           231,437           191,672
  Change in securities sold under repurchase agreements                              --                --           (67,000)
  Capital contribution from parent                                                   --            40,000            65,000
                                                                          ---------------      ----------         ---------

          Net cash (used in) provided by financing activities                  (176,361)          501,873           723,688
                                                                             -----------        ---------          --------

Net decrease in cash and cash equivalents                                            --           (40,829)           (2,067)

Cash and cash equivalents at beginning of year                                       --            40,829            42,896
                                                                          ---------------      ----------         ---------

Cash and cash equivalents at end of year                                  $          --     $          --        $   40,829
                                                                          ==============    ==============       ==========

                             See accompanying notes.

                   AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                  ($ thousands)



1.   Summary of significant accounting policies

     Nature of business

     American Enterprise Life Insurance Company (the Company) is a stock life insurance company that is domiciled in Indiana and is licensed to transact insurance business in 48 states. The Company's principal product is deferred annuities, which are issued primarily to individuals. It offers single premium and annual premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well.

     Basis of presentation

     The Company is a wholly owned subsidiary of IDS Life Insurance Company (IDS
     Life), which is a wholly owned subsidiary of American Express Financial Corporation (AEFC). AEFC is a wholly owned subsidiary of American Express Company. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by the Indiana Department of Insurance (see Note 4).

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investments

     Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of accumulated other comprehensive income, net of deferred income taxes.

     Realized investment gain or loss is determined on an identified cost basis.

     Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

     Mortgage loans on real estate are carried at amortized cost less an allowance for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

     Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in an allowance for mortgage loan losses. The allowance for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the allowance account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses.

     The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

     The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments.

     When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

     Statements of cash flows

     The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates fair value.

     Supplementary information to the statements of cash flows for the years ended December 31, is summarized as follows:


                                                                     1998              1997             1996
                                                                     ----              -----            ----


    Cash paid during the year for:

      Income taxes                                                   $19,035          $19,456           $10,317
      Interest on borrowings                                           5,437            1,832               998


     Contractholder charges

     Contractholder charges include surrender charges and fees collected regarding the issue and administration of annuity contracts.

     Deferred policy acquisition costs

     The costs of acquiring new business, principally sales compensation, policy issue costs, and certain sales expenses, have been deferred on annuity contracts. These costs are amortized using primarily the interest method.

     Liabilities for future policy benefits

     Liabilities for deferred annuities are accumulation values. Liabilities for fixed annuities in a benefit status are based on the established industry mortality tables with various interest rates ranging from 5.5 percent to
     8.75 percent, depending on year of issue.

     Federal income taxes

     The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.


     Included in other liabilities at December 31, 1998 and 1997 are $3,504 payable to and $1,289, receivable from, respectively, IDS Life for federal income taxes.


     Separate account business

     The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity contract owners. The Company receives mortality and expense risk fees from the variable annuity separate accounts.


     The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.


     Accounting Changes


     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting and display of comprehensive income and its components. Comprehensive income is defined as the aggregate change in stockholder's equity excluding changes in ownership interests. For the Company, it is net income and the unrealized gains or losses on available-for-sale securities net of taxes and reclassification adjustment.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or obtained for Internal Use." The SOP, which is effective January 1, 1999, requires the capitalization of certain costs incurred after the date of adoption to develop or obtain software for internal use. Software utilized by the Company is owned by AEFC and will be capitalized on AEFC's financial statements. As a result, the new rule will not have a material impact on the Company's results of operations or financial condition.

     In December 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments", providing guidance for the timing of recognition of liabilities related to guaranty fund assessments. The Company will adopt the SOP on January 1, 1999. The Company has historically carried a balance in other liabilities on the balance sheet for potential guaranty fund assessment exposure. Adoption of the SOP will not have a material impact on the Company's results of operations or financial condition

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective January 1, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Earlier application of all of the provisions of this Statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of the Statement. This Statement cannot be applied retroactively. The ultimate financial impact of the new rule will be measured based on the derivatives in place at adoption and cannot be estimated at this time.


     Reclassification

     Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

2.   Investments

     Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

     The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at December 31, 1998 are as follows:

                                                                       Gross            Gross
                                                    Amortized       Unrealized       Unrealized          Fair
    Held to maturity                                  Cost              Gains          Losses            Value
    ----------------                             --------------        -------         ------            -----

    U.S. Government agency obligations            $       8,652     $      423      $        --      $      9,075
    State and municipal obligations                       3,003            149               --             3,152
    Corporate bonds and obligations                     877,140         48,822            6,670           919,292
    Mortgage-backed securities                          192,398          2,844               29           195,213
                                                   ------------     ----------       ----------       -----------
                                                     $1,081,193       $ 52,238          $ 6,699        $1,126,732
                                                     ==========       ========          =======        ==========

    Available for sale
    U.S. Government agency obligations            $       2,062    $       116      $        --      $      2,178
    Corporate bonds and obligations                   1,472,814         69,990           34,103         1,508,701
    Mortgage-backed securities                        1,051,836         32,232               89         1,083,979
                                                    -----------     ----------      -----------         ---------
                                                     $2,526,712       $102,338          $34,192        $2,594,858
                                                     ==========       ========          =======        ==========


     The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at December 31, 1997 are as follows:


                                                                       Gross            Gross
                                                    Amortized       Unrealized       Unrealized          Fair
    Held to maturity                                  Cost              Gains           Losses           Value
    ----------------                             --------------   ----  -------    --   ------      ---- -----


    U.S. Government agency obligations            $      11,120     $      710      $        --     $      11,830
    State and municipal obligations                       3,003            173               --             3,176
    Corporate bonds and obligations                     970,498         38,176            2,763          1005,911
    Mortgage-backed securities                          202,061          1,497            1,367           202,191
                                                   --------------   ----------         --------      ------------
                                                     $1,186,682       $ 40,556          $ 4,130        $1,223,108
                                                     ==========       ========          =======        ==========


    Available for sale

    U.S. Government agency obligations            $       2,077     $       13       $       --      $      2,090
    Corporate bonds and obligations                   1,273,217         52,207            8,020         1,317,404
    Mortgage-backed securities                        1,334,327         33,017            1,039         1,366,305
                                                    -----------       --------          -------         ---------
                                                     $2,609,621        $85,237           $9,059        $2,685,799
                                                     ==========        =======           ======        ==========


     The amortized cost and fair value of investments in fixed maturities at December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                    Amortized            Fair
    Held to maturity                                                                   Cost             Value

    Due in one year or less                                                        $     33,208      $     33,499
    Due from one to five years                                                          215,010           227,139
    Due from five to ten years                                                          539,917           562,708
    Due in more than ten years                                                          100,660           108,173
    Mortgage-backed securities                                                          192,398           195,213
                                                                                   ------------      ------------
                                                                                     $1,081,193        $1,126,732

                                                                                    Amortized            Fair
    Available for sale                                                                 Cost             Value

    Due in one year or less                                                      $          350    $          358
    Due from one to five years                                                           96,412           101,441
    Due from five to ten years                                                          981,556         1,021,961
    Due in more than ten years                                                          396,558           387,119
    Mortgage-backed securities                                                        1,051,836         1,083,979
                                                                                      ---------         ---------
                                                                                     $2,526,712        $2,594,858


     During the years ended December 31, 1998, 1997 and 1996, fixed maturities classified as held to maturity were sold with amortized cost of $31,117, $29,561 and $27,969, respectively. Net gains and losses on these sales were not significant. The sales of these fixed maturities were due to significant deterioration in the issuers' creditworthiness.

     In addition, fixed maturities available for sale were sold during 1998 with proceeds of $48,492 and gross realized gains and losses of $2,835 and $4,516, respectively. Fixed maturities available for sale were sold during 1997 with proceeds of $73,366 and gross realized gains and losses of $1,081 and $1,440, respectively. Fixed maturities available for sale were sold during 1996 with proceeds of $47,542 and gross realized gains and losses of $17 and $3,139, respectively.

     At December 31, 1998, bonds carried at $3,292 were on deposit with various states as required by law.

     At December 31, 1998, investments in fixed maturities comprised 82 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $480 million which are rated by AEFC internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:



           Rating                                                                       1998             1997

    Aaa/AAA                                                                          $1,242,301        $1,531,588
    Aa/AA                                                                                45,526            34,167
    Aa/A                                                                                 60,019            69,775
    A/A                                                                                 422,725           421,733
    A/BBB                                                                               228,656           222,022
    Baa/BBB                                                                           1,030,874           954,962
    Baa/BB                                                                               79,687            84,053
    Below investment grade                                                              498,117           478,003
                                                                                   ------------      ------------
                                                                                     $3,607,905        $3,796,303


     At December 31, 1998, approximately 94 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than one percent of the Company's total investments in fixed maturities.

     At December 31, 1998, approximately 18 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:



                                               December 31, 1998                        December 31, 1997
                                            -----------------------                  ---------------------

                                          On Balance         Commitments         On Balance         Commitments
    Region                                   Sheet           to Purchase           Sheet            to Purchase
    ----------------------------------
    ----------------------------------


    South Atlantic                          $198,552            $    651          $186,714            $   9,199
    Middle Atlantic                          129,284                 520           128,239               10,167
    East North Central                       134,165               2,211           125,018                6,294
    Mountain                                 113,581                  --            94,061               11,620
    West North Central                       119,380               9,626            96,701               11,135
    New England                               46,103                  --            50,932                   --
    Pacific                                   43,706                  --            33,052                   --
    West South Central                        32,086                  --            19,573                   --
    East South Central                         7,449                  --             7,480                   --
                                           ---------        ------------         ---------         ------------
                                             824,306              13,008           741,770               48,415
    Less allowance for losses                  8,500                  --             3,718                   --
                                          ----------        ------------        ----------         ------------
                                            $815,806             $13,008          $738,052              $48,415
                                            ========             =======          ========              =======



                                               December 31, 1998                       December 31, 1997
                                              -------------------                     -------------------

                                          On Balance         Commitments         On Balance         Commitments
              Property type                  Sheet            to Purchase          Sheet            to Purchase
    ----------------------------------
    ----------------------------------


    Department/retail stores                $253,380          $     781           $242,307          $    9,683
    Apartments                               186,030              2,211            189,752              10,167
    Office buildings                         206,285              9,496            169,177               7,262
    Industrial buildings                      82,857                520             60,195              17,430
    Hotels/Motels                             45,552                 --             33,508                  --
    Medical buildings                         33,103                 --             30,103               3,873
    Nursing/retirement homes                   6,731                 --              9,552                  --
    Mixed Use                                 10,368                 --              7,176                  --
                                          ----------       ------------          ---------        ------------
                                             824,306             13,008            741,770              48,415
    Less allowance for losses                  8,500                 --              3,718                  --
                                         -----------        -----------         ----------         -----------
                                            $815,806            $13,008           $738,052             $48,415
                                            ========            =======           ========             =======


     Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.


     At December 31, 1998, the Company's recorded investment in impaired loans was $1,932 with an allowance of $500. At December 31, 1997, the Company's recorded investment in impaired loans was $4,443 with an allowance of $718. During 1998 and 1997, the average recorded investment in impaired loans was $2,736 and $6,473, respectively.

     The Company recognized $251, $nil and $nil of interest income related to impaired loans for the years ended December 31, 1998, 1997 and 1996, respectively.


     The following table presents changes in the allowance for investment losses related to all loans:


                                                                      1998             1997              1996
                                                                      ----             ----              ----



    Balance, January 1                                                $3,718           $2,370         $      --
    Provision for investment losses                                    4,782            1,805             2,370
    Loan payoffs                                                          --             (457)               --
                                                                  ----------          -------         ---------
    Balance, December 31                                              $8,500           $3,718            $2,370
                                                                      ======           ======            ======


     Net investment income for the years ended December 31 is summarized as
     Follows:


                                                                     1998              1997             1996
                                                                     -----             -----            ----



    Interest on fixed maturities                                     $285,260         $278,736          $230,559
    Interest on mortgage loans                                         65,351           55,085            41,010
    Interest on cash equivalents                                          137              704             1,402
    Other                                                              (2,493)           1,544             1,194
                                                                   -----------   -------------       -----------

                                                                      348,255          336,069           274,165
    Less investment expenses                                            8,036            3,801             2,446
                                                                  -----------      -----------       -----------
                                                                     $340,219         $332,268          $271,719
                                                                     ========         ========          ========

     Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:


                                                                      1998              1997             1996
                                                                      ----              ----             ----



    Fixed maturities                                                $    863          $ 1,638           $(2,888)
    Mortgage loans                                                    (4,816)          (1,348)           (2,370)
    Other investments                                                   (835)            (799)               --
                                                                    --------           ------        ----------
                                                                     $(4,788)         $  (509)          $(5,258)
                                                                     =======          =======           =======


     Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:


                                                                      1998              1997             1996
                                                                      ----              ----             ----


    Fixed maturities available for sale                              $(8,032)         $57,188          $(31,970)


3.    Income taxes

     The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

     The income tax expense (benefit) for the years ended December 31, c onsists of the following:


                                                                      1998              1997             1996
                                                                      ----              ----             ----


    Federal income taxes:
      Current                                                       $ 23,227          $17,668            $7,124
      Deferred                                                        (9,591)          (2,485)            5,084
                                                                   ---------         --------           -------
                                                                      13,636           15,183            12,208

    State income taxes-current                                           759            1,462               704
                                                                 -----------        ---------          --------
    Income tax expense                                              $ 14,395          $16,645           $12,912
                                                                    ========          =======           =======

     Increases (decreases) to the federal income tax provision applicable to pretax income based on the statutory rate, for the years ended December 31, are attributable to:


                                                           1998                      1997                     1996
                                                       -----------                --------                  -------

                                               Provision      Rate      Provision    Rate        Provision    Rate
     Federal income taxes based
       on the statutory rate                    $13,972     35.0%         $15,735    35.0%        $12,507    35.0%
     Increases (decreases) are attributable to :

         Tax-excluded interest                      (35)    (0.1)             (41)   (0.1)            (53)   (0.1)
           State tax, net of federal benefit        493      1.2              956     2.1             459     1.3

     Other, net                                     (35)      --              (5)      --             (1)      --
                                                 ------    ------         -------    ------        ------    ------
Federal income taxes                            $14,395     36.1%         $16,645    37.0%        $12,912    36.2%
                                                =======     ====          =======    ====         =======    ====

     Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:


    Deferred income tax assets:                                                        1998              1997


    Policy reserves                                                                    $51,298           $54,468
    Other                                                                                2,214             1,736
                                                                                     ---------           -------
         Total deferred income tax assets                                               53,512            56,204
                                                                                      --------            ------

    Deferred income tax liabilities:
    Deferred policy acquisition costs                                                   52,908            63,630
    Investments                                                                         23,803            28,175
                                                                                      --------            ------
         Total deferred income tax liabilities                                          76,711            91,805
                                                                                       -------          --------
         Net deferred income tax liabilities                                           $23,199           $35,601
                                                                                       =======           =======

     The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets and, therefore, no such valuation allowance has been established.

4.   Stockholder's equity


     Retained earnings available for distribution as dividends to IDS Life are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $45,716 and $17,392 as of December 31, 1998 and 1997, respectively. In addition, dividends in excess of $37,902 would require approval by the Insurance Department of the state of Indiana.


     Statutory net income and stockholder's equity as of December 31, are summarized as follows:


                                                                      1998              1997             1996
                                                                   ---------         ---------        -------


    Statutory net income                                             $ 37,902        $   23,589        $    9,138
    Statutory stockholder's equity                                    330,588           302,264           250,975

5.   Related party transactions

     On December 31, 1998, the Company purchased interest rate floors from IDS Life and entered into an interest rate swap with IDS Life to manage its exposure to interest rate risk. The interest rate floors had a carrying amount of $6,651 and $8,400 at December 31, 1998 and 1997, respectively. The interest rate swap is an off balance sheet transaction.


     The Company has no employees. Charges by IDS Life for services and use of other joint facilities aggregated $28,482, $24,535 and $17,936 for the years ended December 31, 1998, 1997 and 1996, respectively. Certain of these costs are included in deferred policy acquisition costs.

6.   Lines of credit

     The Company has an available line of credit with AEFC aggregating $50,000. The rate for the line of credit is the parent's cost of funds, established by reference to various indices plus 20 to 45 basis points, depending on the term. There were no borrowings outstanding under this agreement at December 31, 1998 or 1997.


7.   Derivative financial instruments

     The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

     Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

     Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

     Credit risk related to interest rate caps and floors is measured by replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

     The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit exposure.

     The Company's holdings of derivative financial instruments are as follows:

                                                  Notional         Carrying            Fair         Total Credit
    December 31, 1998                              Amount            Amount            Value          Exposure
    -----------------                              ------            ------            -----          --------


      Assets:
        Interest rate caps                       $   900,000         $  5,452         $  1,518          $  1,518
        Interest rate floors                       1,000,000            6,651           17,798            17,798
        Interest rate swaps                        1,000,000               --               --                --
                                                                -------------     ------------     -------------
                                                                      $12,103          $19,316           $19,316
                                                           =          =======          =======           =======

                                                  Notional         Carrying            Fair         Total Credit
    December 31, 1997                              Amount            Amount            Value           Exposure
    -----------------                              ------           ------             -----           --------


      Assets:
        Interest rate caps                       $   900,000         $  7,624         $  5,340          $  5,340
        Interest rate floors                       1,000,000            8,400            8,400             8,400
        Interest rate swaps                        1,000,000               --               --                --
                                                                -------------     ------------      ------------
                                                                      $16,024          $13,740           $13,740
                                                                      =======          =======           =======

     The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. All interest rate caps, floors and swaps will expire on various dates from 2000 to 2003.

     Interest rate caps, floors and swaps are used to manage the Company's exposure to interest rate risk. These instruments are used primarily to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

8.   Fair values of financial instruments

     The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair value of life insurance obligations, receivables and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                                                December 31,
                                                                1998                              1997
                                                               --------                        --------

                                                         Carrying          Fair          Carrying         Fair
    Financial Assets                                      Amount          Value           Amount          Value

    Investments:
    Fixed maturities (Note 2):

       Held to maturity                                  $1,081,193      $1,126,732      $1,186,682      $1,223,108
       Available for sale                                 2,594,858       2,594,858       2,685,799       2,685,799
    Mortgage loans on real estate (Note 2)                  815,806         874,064         738,052         775,869
    Derivative financial instruments (Note 7)                12,103          19,316          16,024          13,740
    Separate account assets (Note 1)                        123,185         123,185          62,087          62,087


    Financial Liabilities

    Future policy benefits for fixed annuities           $4,152,059      $4,000,789      $4,330,173      $4,152,471
    Separate account liabilities                            123,185         115,879          62,087          58,116


     At December 31, 1998 and 1997, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $14,793 and $13,040, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 1998 and 1997.

8. The fair values of deferred annuities and separate account liabilities are estimated as the carrying amount less applicable surrender charges. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1998 and 1997.

9.   Commitments and contingencies

     A number of lawsuits have been filed against life and health insurers in jurisdictions in which the Company conducts business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. The Company, along with AEFC and its insurance subsidiaries, has been named as a defendant in one of these types of actions.

     The plaintiffs purport to represent a class consisting of all persons who purchased policies or contracts from IDS Life and its subsidiaries. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. IDS Life and its subsidiaries believe they have meritorious defenses to the claims raised in this lawsuit.

     The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of this lawsuit should not have a material adverse effect on the Company's financial position.

                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

         The By-Laws of the depositor provide that the Corporation shall have the power to indemnify a director, officer, agent or employee of the Corporation pursuant to the provisions of applicable statues or pursuant to contract.

                  The Corporation may purchase and maintain insurance on behalf of any director, officer, agent or employee of the Corporation against any liability asserted against or incurred by the director, officer, agent or employee in such capacity or arising out of the director's, officer's, agent's or employee's status as such, whether or not the Corporation would have the power to indemnify the director, officer, agent or employee against such liability under the provisions of applicable law.

                  The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

REPRESENTATIONS PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rule 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                     CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

           The facing sheet.

           The prospectus consisting of 69 pages.

           The undertakings to file reports.

           The signatures.

           The following exhibits:

1.    A.   Copies of all exhibits required by paragraph A of instructions for
           Exhibits in Form N-8B-2 to the Registration Statement.

           (1)       (a)   Resolution  of the  Executive  Committee  of the
                           Board  of  Directors  of  American   Enterprise  Life
                           Insurance Company  establishing the Trust, dated July
                           15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

                     (b) Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing the Separate Account, dated November 3, 1999 is filed electronically herewith.

           (2)             Not applicable.

           (3)      (a)    Not applicable.

           (b)      (1)    Form of Distribution Agreement for Variable Annuities
                           and Variable Universal Life to be filed by amendment.

                    (c) Schedules of Sales Commissions is filed electronically herewith.

           (4)             Not applicable.

           (5)      (a)    Flexible Premium Variable Life Insurance Policy
                           (SIG-VUL) is filed electronically herewith.

                    (b) Accidental Death Benefit Rider is filed electronically herewith.

                    (c)    Additional   Insured  Rider  (Term  Insurance)  is
                           filed electronically herewith.

                    (d)   Children's   Level   Term   Insurance   Rider  is
                          filed electronically herewith.

                    (e)   Term Insurance Rider is filed electronically herewith.

                    (f)   Waiver   of   Monthly   Deduction   Rider  for  Total
                          Disability is filed electronically herewith.

           (6)      (a)    Amendment  and   Restatement   of  Articles  of
                           Incorporation of American  Enterprise Life dated July
                           29, 1986, filed electronically as Exhibit 6.1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

                    (b)    Amended  By-Laws of  American  Enterprise  Life filed
                           electronically as Exhibit 6.2 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

           (7)             Not applicable.

           (8)    (a)      Copy of Participation  Agreement between American
                           Enterprise  Life  Insurance  Company and the Variable
                           Insurance   Products  Fund,   Fidelity   Distributors
                           Corporation,   dated   September  1,  1999  is  filed
                           electronically herewith.

                  (b) Copy of Participation Agreement between American Enterprise Life Insurance Company and the Variable Insurance Products Fund III, Fidelity Distributors Corporation, dated September 1, 1999 is filed electronically herewith.

                  (c) Form of Participation Agreement between American Enterprise Life Insurance Company and Royce Capital Fund, Royce & Associates, Inc., dated September 1, 1999 is filed electronically herewith.

                  (d) Form of Participation Agreement between American Enterprise Life Insurance Company and Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc., dated September 1, 1999 is filed electronically herewith.

                  (e) Form of Participation Agreement between American Enterprise Life Insurance Company and MFS Variable Insurance Trust, Massachusetts Financial Services
                           Company, dated September 1, 1999 is filed electronically herewith.


                  (f) Form of Participation Agreement between American Enterprise Life Insurance Company and Lazard Asset Management, Lazard Retirement Series, Inc., dated September 1, 1999 is filed electronically herewith.

                  (g) Form of Participation Agreement between American Enterprise Life Insurance Company and Baron Capital Funds, BAMCO Inc., dated September 1, 1999 is filed electronically herewith.

                  (h) Form of Participation Agreement between American Enterprise Life Insurance Company and Putnam Capital Manager Trust, Putnam Mutual Funds Corp., dated January 16, 1995, filed electronically as Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated herein by reference.

           (9)             None.

           (10) Form of Application for the Flexible Premium Variable Life Insurance Policy is filed electronically herewith.

           (11) American Enterprise Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies is filed electronically herewith.

B.         (1)             Not applicable.

           (2)             Not applicable.

C. Not applicable.

2. Opinion of counsel is filed electronically herewith.

3. Not applicable.

4. Not applicable.

5. Not applicable.

6. Actuarial opinion of Mark Gorham is filed electronically herewith.

7.         (a)             Written actuarial consent of Mark Gorham is filed
                           electronically herewith.

           (b)             Written   auditor   consent  of  Ernst  &  Young  LLP
                           is  filed electronically herewith.

           (c)             Power  of  Attorney  to  sign   amendments   to  this
                           Registration Statement dated July 29, 1999 filed electronically as Exhibit 7 (c) to its Initial Registration Statement on Form S-6 is incorporated by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 American Enterprise Life Insurance Company, on behalf of the Registrant, certifies that it meets all of the requirements for effectiveness of this Pre-Effective Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 16th day of November, 1999.

American Enterprise Variable Life Separate Account
      (Registrant)

By American Enterprise Life Insurance Company
      (Sponsor)

By    /s/  Richard W. Kling*
           Richard W. Kling, President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 16th day of November, 1999.

Signature                                            Title

/s/   James E. Choat*                                Director, President and
      James E. Choat                                 Chief Executive Officer

/s/   Jeffrey S. Horton*                             Vice President and
      Jeffrey S. Horton                              Treasurer

/s/   Richard W. Kling*                              Director, President and
      Richard W. Kling                               Chief Executive Officer

/s/   Paul S. Mannweiler*                            Director
      Paul S. Mannweiler

/s/   Paula R. Meyer*                                Director and Executive
      Paula R. Meyer                                 Vice President, Assured
                                                     Assets

/s/   William A. Stoltzmann*                         Director, Vice President,
      William A. Stoltzmann                          General Counsel and
                                                     Secretary

/s/   Philip C. Wentzel*                             Vice President and
      Philip C. Wentzel                              Controller

*Signed pursuant to Power of Attorney dated July 29, 1999 filed electronically as an Exhibit 7(c) to its Initial Registration Statement on Form S-6 is incorporated herein by reference.


By:   /s/  Mary Ellyn Minenko
           Mary Ellyn Minenko
           Vice President, Group Counsel and Assistant Secretary